Filed Pursuant to Rule 253(g)(1)

File No. 024-12665

OFFERING CIRCULAR

SETO Holdings, Inc.

Up to 200,000,000 Shares of Common Stock Offered by the Company

Up to 34,900,000 Shares of Common Stock Offered by Selling Shareholders

___________________________________________________________________

Company Offered Shares. By this Offering Circular, SETO Holdings, Inc., a Nevada corporation, is offering for sale a maximum of 200,000,000 shares of its common stock (the “Company Offered Shares”) at a fixed price of $0.015 per share, pursuant to Tier 1 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $5,000 of the Company Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Company Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from sales of Company Offered Shares in this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Company Offered Shares will not be entitled to a refund and could lose their entire investments.

Selling Shareholder Offered Shares. Also by this Offering Circular, certain persons (the “Selling Shareholders”) are offering for sale up to a total of 34,900,000 shares of our common stock, 18,000,000 shares of which are currently outstanding (the “I/O Shares”) and up to a total of 16,650,000 shares of which underlie $54,515 of principal amount convertible notes, plus accrued interest thereon (the “Subject Convertible Notes”) (the shares of our common stock issuable upon conversion of the Subject Convertible Notes are referred to sometimes as the “Conversion Shares”). The I/O Shares and the Conversion Shares are sometimes referred to collectively as the “Selling Shareholder Offered Shares” and the Company Offered Shares and the Selling Shareholder Offered Shares are sometimes referred to collectively as the “Offered Shares”. The Selling Shareholder Offered Shares will be offered at a fixed price of $0.015 per share.

Following each issuance of Conversion Shares, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares issued in payment of the Subject Convertible Notes, including accrued interest thereon, will be disclosed.

We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. A minimum purchase of $5,000 of the Selling Shareholder Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. We will pay all of the expenses of this offering (other than discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering, if any). Our company will not be involved in any manner in the sales of the Selling Shareholder Offered Shares by the Selling Shareholders. (See “Use of Proceeds,” “Plan of Distribution” and “Selling Shareholders”).

Risk Factors. Please see the “Risk Factors” section, beginning on page 6, for a discussion of the risks associated with a purchase of the Offered Shares.

Offering Period. This offering will commence within two days of the SEC’s qualification of the Offering Statement of which this Offering Circular forms a part; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”). We are unable to predict the precise timing of our initial sale of Offered Shares, as this offering is being conducted by us on a best-efforts basis. Inasmuch as there is no stated minimum offering, notwithstanding the minimum purchase requirement of $5,000 of the Offered Shares, we will not “closings,” per se, on a scheduled basis; rather, we expect that we will complete subscription transactions with investors as subscription agreements are received, then approved, by us.

Title of Class of Securities Offered and Offering Party	Number of Offered Shares		Price to Public		Commissions(1)	Proceeds to Offeror of Common Stock
Common Stock Offered by Our Company	200,000,000	(A)		$0.015	$0	$3,000,000	(2)
Common Stock Offered by the Selling Shareholders	34,900,000	(B)(3)(4)		0.015	0	523,500	(5)
Totals	234,900,000		$		$0	$3,523,500

(A)	These securities are being qualified pursuant to subparagraph (F) of Rule 251(d)(3)(i).
(B)	These securities are being qualified pursuant to subparagraph (A) of Rule 251(d)(3)(i).
(1)

Our company will not pay any commissions for the sale of Company Offered Shares in this offering. We do not intend to offer and sell the Company Offered Shares through registered broker-dealers or utilize finders. However, should we determine to employ a registered broker-dealer or finder, information as to any such broker-dealer or finder shall be disclosed in a post-qualification amendment to this Offering Circular. (See “Plan of Distribution”).

(2)	Does not account for payment of expenses of this offering, which are estimated to not exceed $15,000 and which include, among other expenses, legal fees, accounting costs, administrative services, Blue Sky compliance and actual out-of-pocket expenses incurred by us in selling the Company Offered Shares. We will pay all of the expenses of this offering (other than selling commissions payable with respect to the Selling Shareholder Offered Shares sold in this offering, if any), but we will not receive any of the proceeds from the sales of Selling Shareholder Offered Shares in this offering. (See “Plan of Distribution” and “Selling Shareholders”).
(3)	As of the date of this Offering Circular, 18,250,000 of these shares of common stock, the I/O Shares, have been issued and 16,650,000 of these shares, the Conversion Shares, have not been issued. After the qualification of this offering by the SEC, the Subject Convertible Notes, including accrued interest thereon, will, by their terms, be eligible for conversion into up to 16,650,000 Conversion Shares, at the election of the respective Selling Shareholders. Following all such Conversion Share issuances, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares issued in payment of the Subject Convertible Notes, including interest accrued thereon, to be offered by the Selling Shareholders in this offering will be disclosed. (See “Use of Proceeds,” “Plan of Distribution” and “Selling Shareholders”).
(4)

16,650,000 of these shares are attributable to the Conversion Shares. This number of shares was determined by adding the principal amounts of the Subject Convertible Notes, $54,515, and an assumed $3,760 of accrued interest thereon, then dividing that sum, $58,275, by the conversion price under the Subject Convertible Notes, $0.0035 per share, for a result of 16,650,000 shares.

(5)	We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. (See “Use of Proceeds” and “Selling Shareholders”).

Offering Terms. The terms of this offering were determined arbitrarily by our company. The offering price for the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See “Risk Factors—Risks Related to a Purchase of Offered Shares” and “Dilution”).

There is no escrow established for the proceeds from sales of the Company Offered Shares in this offering. (See “Risk Factors—Risks Related to a Purchase of Offered Shares”).

Other Information. Our common stock is quoted in the over-the-counter under the symbol “SETO” in the OTCID marketplace of OTC Link. On December 10, 2025, the closing price of our common stock was $0.007 per share.

Investing in the Offered Shares (Company Offered Shares and Selling Shareholder Shares) is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of Series B Voting Preferred Stock (the “Series B Preferred Stock”), which preclude current and future owners of our common stock, including the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares), from influencing any corporate decision. The holders of the Series B Preferred Stock, as a class, have voting rights in all matters requiring shareholder approval equal to 66.67% of all shares eligible to vote.

Intergen I Limited Partnership (“Intergen”), a limited partnership owned by Janon Costley, our Chief Executive Officer, and Ryan Dolder, our Chief Financial Officer, is the owner all outstanding shares of our Series B Preferred Stock; by agreement, Mr. Costley holds voting and dispositive power with respect to the outstanding shares of our Series B Preferred Stock. Mr. Costley will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Security Ownership of Certain Beneficial Owners and Management”).

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares).

No sale may be made to you in this offering if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution–State Law Exemption and Offerings to Qualified Purchasers” (page 23). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is December 11, 2025.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

1

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the unaudited consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms we, us and our refer and relate to SETO Holdings, Inc., a Nevada corporation.

Background

Our company was incorporated in the State of Nevada in 1985 as Epic Resources, Inc. Our corporate name changed to Semicon Tools, Inc. in October 1987. Our corporate name changed to SETO Holdings, Inc. in October 1998.

Custodianship

On April 27, 2022, the District Court of Clark County, Nevada, case number A22-849116-C, entered an Order Granting Application for Appointment (the “Order”) of UMA, LLC as Custodian of our company. Pursuant to the Order, UMA, LLC (the “Custodian”) has the authority to take any actions on behalf of our company, that are reasonable, prudent or for the benefit of our company, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering into contracts on behalf of our company. On April 27, 2022, the Custodian appointed Nikki Lee as the sole officer and director of the company.

On April 27, 2022, the Custodian designated one share of preferred stock as Special 2022 Series A Preferred Stock at par value of $0.001. The Special 2022 Series A Preferred Stock had 60% voting rights over all classes of stock and was convertible into 61,800,000 shares of our common stock.

Changes in Control

May 27, 2022. On May 27, 2022, the Custodian appointed Nairobi Anderson as the sole officer and director of our company. On May 27, 2022, the Custodian transferred the single share of Special 2022 Series A Preferred Stock to Nairobi Anderson. On November 3, 2022, the District Court of Clark County, Nevada, entered a Notice Of Entry Of Order Granting Custodian UMA, LLC’s Motion To Discharge Custodianship And Enter Final Order.

June 21, 2023. On June 21, 2023, in a private transaction, Nairobi Anderson entered into a Securities Purchase Agreement (the “2023 SPA”) with Krisa Management LLC, a Texas limited liability company, to sell the Special 2022 Series A Preferred Stock. Upon closing of the 2023 SPA, Krisa Management LLC acquired the single share of Special 2022 Series A Preferred Stock. On June 21, 2023, Carey W. Cooley was appointed as our company’s sole officer and director.

June 18, 2024. On June 18, 2024, in a private transaction, Krisa Management, LLC entered into a Securities Purchase Agreement (the “2024 SPA”) with Daming Zhang, to sell the Special 2022 Series A Preferred Stock. Upon closing of the 2024 SPA on June 18, 2024, Daming Zhang acquired the single share of Special 2022 Series A Preferred Stock. On June 18, 2024, Daming Zhang and Miaomiao Wang were appointed as directors of our company, Daming Zhang was appointed as our company’s CEO and Miaomiao Wang was appointed as our company’s Treasurer.

May 27, 2025. Effective May 27, 2025, a change in control of our company occurred. On such date, pursuant to a securities purchase agreement, Daming Zhang sold (A) the single outstanding share of the Special 2022 Series A Preferred Stock and (B) 9,995,000,000 shares of our common stock to a single entity, Intergen I Limited Partnership (Intergen), a Wyoming limited partnership controlled by Tres Grados LLC, of which the control persons are Janon Costley and Ryan Dolder, our officers and directors.

2

In connection with the change in control, (1) Naiwei Chen, Bo Fu and Xiuxiang Shou resigned as Directors of our Company, (2) Naiwei Chen resigned as CEO and President of our company, (3) Daming Zhang resigned as CFO and Secretary of our company, (4) Janon Costley was appointed President and Chief Executive Officer of our company; and (5) Ryan Dolder was appointed Chief Operating Officer, Chief Financial Officer and Treasurer of our company.

Shinju Spirits, Inc. Acquisition; Exit of “Shell Company” Status

Effective June 20, 2025, our company entered into an Agreement and Plan of Reorganization (the “Intergen Agreement”) with Intergen. Pursuant to the Intergen Agreement, we acquired: 60% ownership of Shinju Spirits, Inc., the owner of “Shinju,” a Japanese Whisky brand with distribution in the United States; Copa Imperial, a premium, high-end Tequila aimed at capitalizing on the superior growth of Tequila; Eight Vodka, a high-end Vodka fitting into the latest surge in popularity for premium Vodka; and other brands, Mazeray Champagne, Cote’ Or Sparkling Wine and Comte de Mazeray Cognac. We issued 75,000 shares of its Series B Voting Preferred Stock, in payment of the foregoing assets. Upon the consummation of the Intergen Agreement, our company emerged from “shell company” status.

CapCity Beverage, LLC Acquisition

In November 2025, we acquired CapCity Beverage, LLC (“CapCity”), a U.S.-based federally licensed alcohol imported and national wholesale distributor, from Human Brands, Inc., a wholly-owned subsidiary of Rogue One, Inc., in exchange for 100,000 shares of our Series C Preferred Stock (the “Series C Preferred Stock”) with a total stated value of $500,000 and a promissory note with a principal amount of $100,000 and due on the date that is 180 days immediately following the date on which the SEC qualifies this offering. Janon Costley and Ryan Dolder, our officers and directors, are also directors of Rouge One, Inc. (See “Business” and “Certain Relationships and Related Transactions”).

New Business

Our company is a spirits company with operations in the United States, select European markets and planned expansion into the Bahamas. We are positioned as a vertically integrated beverage company focused on the development, acquisition, and scaling of premium spirits brands across high-growth global categories. Our company differentiates itself from most of its competition in the spirits industry by creating an integrated sales model by shifting from a passive brand owner to an active, closed-loop brand accelerator. (See “Business”).

Offering Summary

Securities Offered by Our Company	200,000,000 shares of common stock, par value $0.001 (the Company Offered Shares).

Offering Price	$0.015 per Company Offered Share and per Selling Shareholder Offered Share.

Shares of Common Stock Outstanding Before This Offering	118,471,600 shares issued and outstanding as of the date hereof.

Shares of Common Stock Outstanding After This Offering	335,121,600 shares issued and outstanding, assuming the sale of all of the Company Offered Shares hereunder and the issuance of all 16,650,000 Conversion Shares to Selling Shareholders.

3

Minimum Number of Company Offered Shares to Be Sold in This Offering	There is no minimum number of Company Offered Shares to be sold in this offering. A minimum purchase of $5,000 of the Offered Shares, whether Company Offered Shares or Selling Shareholder Offered Shares, is required in this offering; any additional purchase must be in an amount of at least $1,000.

Securities Offered by the Selling Shareholders

The Selling Shareholders are offering for sale up to a total of 34,900,000 shares of our common stock, 18,250,000 I/O Shares and up to a total of 16,650,000 Conversion Shares which underlie $24,515 principal amount Subject Convertible Notes, plus accrued interest thereon. Following each issuance of Conversion Shares, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares issued in payment of the Subject Convertible Notes, including accrued interest thereon, will be disclosed.

The Selling Shareholder Offered Shares will be offered at a fixed price of $0.015 per share.

We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. A minimum purchase of $5,000 of the Selling Shareholder Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. We will pay all of the expenses of this offering (other than discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering, if any). Our company will not be involved in any manner in the sales of the Selling Shareholder Offered Shares by the Selling Shareholders. (See “Use of Proceeds,” “Plan of Distribution” and “Selling Shareholders”).

Disparate Voting Rights

Our outstanding shares of Series B Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares (Company Offered Shares and Selling Shareholder Shares), from influencing any corporate decision. The holders of the Series B Preferred Stock, as a class, have voting rights in all matters requiring shareholder approval equal to 66.67% of all shares eligible to vote.

Intergen I Limited Partnership (Intergen), a limited partnership owned by Janon Costley, our Chief Executive Officer, and Ryan Dolder, our Chief Financial Officer, is the owner all outstanding shares of our Series B Preferred Stock; by agreement, Mr. Costley holds voting and dispositive power with respect to the outstanding shares of our Series B Preferred Stock. Mr. Costley will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions”).

Investor Suitability Standards	The Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “SETO” in the OTCID marketplace of OTC Link.

4

Termination of this Offering	This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering circular being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion.

Use of Proceeds	We will apply the cash proceeds of this offering for inventory, development of current brands, development of new brands, company expansion, including acquisitions, and general and administrative expenses. (See “Use of Proceeds”).

Risk Factors	An investment in the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares).

Corporate Information	Our principal executive offices are located at 6231 Columbia Park Road, Hyattsville, Maryland 20785; our telephone number is (202) 251-1873; our corporate website is located at www.seto-holdings.com. No information found on our company’s website is part of this Offering Circular.

Continuing Reporting Requirements Under Regulation A

As a Tier 1 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering. We will not be required to file any other reports with the SEC following this offering.

However, during the pendency of this offering and following this offering, we intend to file quarterly and annual financial reports and other supplemental reports with OTC Markets, which will be available at www.otcmarkets.com.

All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

5

RISK FACTORS

[Note: References in this Risk Factors section to “Offered Shares” include the Company Offered Shares and the Selling Shareholder Offered Shares, unless specifically indicated otherwise.]

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Related to Our Company

For a significant period of time prior to our May 2025 acquisition of Shinju Spirits, Inc. (Shinju), we identified ourselves as a “shell company,” as defined by Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934. Because we only recently emerged from “shell company” status, there is no assurance that Shinju, our subsidiary, will continue to generate revenues and profits from its business operations. Any losses reported by us in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

We do not have a successful operating history. Until May 2025, we had not engaged in active business operations for several years, which makes an investment in the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) highly speculative in nature. Because of this lack of operating success, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the implementation of new business strategies, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing greater awareness. Our performance and business prospects will suffer if we are unable to overcome the following challenges, among others:

•	our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a going concern;
•	our ability to execute our business strategies;
•	our ability to manage our expansion, growth and operating expenses;
•	our ability to finance our business;
•	our ability to compete and succeed in a competitive industry; and
•	future geopolitical events and economic crisis.

Our financial statements are not independently audited, which could result in errors and/or omissions in our financial statements if proper standards are not applied. We are not required to have our financial statements audited by a firm that is certified by the Public Company Accounting Oversight Board (“PCAOB”). As such, we do not have a third party reviewing the accounting. We may also not be up to date with all publications and releases released by the PCAOB regarding accounting standards and treatments. This circumstance could mean that our unaudited financials may not properly reflect up to date standards and treatments, resulting in misstated financial statements.

6

In the past, we have not filed our periodic reports in a timely manner. From 2018 to January 2024, our company did not timely file all required periodic reports with OTC Markets. Since January 2024, we have filed all required periodic reports with OTC Markets and our management intends to remain in compliance our filing obligations in the future. However, there is no assurance that we will be successful in this regard.

Should we fail to remain current in our filing obligations, investors in our common stock would be deprived of important current information concerning our company upon which to evaluate their investments, including, without limitation:

•	our financial condition and operating results;
•	our ongoing and anticipated future business operations and plans;
•	changes to our management personnel;
•	changes to our capital structure, including changes to shareholder voting rights; and
•	transactions between our company and our affiliates.

In addition to a lack of information that would be available to investors in our common stock, including purchasers of Offered Shares in this offering, our failure to file timely our required financial reports with the SEC could result in investors in our common stock, including purchasers of Offered Shares in this offering, suffering significant negative impacts, including, among others, immediate drops in the market price of our common stock, decreased investor confidence and a concomitant weakening of the market for our common stock and potentially higher trading costs. Further, any future lack of timely financial disclosure on our company’s behalf could make it more difficult to secure needed capital and could serve to damage our reputation, which could negatively affect our company’s long-term performance and future growth.

In addition, should we fail to remain current in our future filing obligations, it is possible that our common stock would be relegated to the “Expert Market” by OTC Markets. In this or similar circumstances, an investor in our common stock, including purchasers of the Offered Shares in this offering, could lose such investor’s entire investment.

There is doubt about our ability to continue as a viable business. Notwithstanding our recent acquisition of Shinju, we have not earned a profit from our operations during recent financial periods. There is no assurance that the operations of Shinju will allow us to report a profit from our operations in future financial periods.

We may be unable to obtain sufficient capital to implement our full plan of business. Currently, the operations of Shinju provide operating capital. However, we do not have sufficient financial resources with which to establish our complete business strategies. There is no assurance that we will be able to obtain sources of financing, including in this offering, in order to implement such strategies.

There are risks and uncertainties encountered by under-capitalized companies. As an under-capitalized company, we are unable to offer assurance that we will be able to overcome our lack of capital, among other challenges.

We may never earn a profit in future financial periods. Because we lack a successful operating history, we are unable to offer assurance that we will ever earn a profit in future financial periods.

If we are unable to manage future expansion effectively, our business may be adversely impacted. In the future, we may experience rapid growth in our operations, which could place a significant strain on our company’s infrastructure, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

7

We currently depend on the efforts of executive officers; the loss of these executive officers could disrupt our operations and adversely affect the further development of our business. Our success in establishing implementing our business strategies will depend, primarily, on the continued service of our Chief Executive Officer, Janon Costley, and our Chief Operating Officer and Chief Financial Officer, Ryan Dolder. The loss of service of Messrs. Costley and Dolder, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have not entered into employment agreements with either of Messrs. Costley and Dolder. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

None of our business strategies is not based on independent market studies. We have not commissioned any independent market studies with respect to the temporary workforce services industry. Rather, our plans for implementing our business and achieving profitability are based on the experience, judgment and assumptions of our management. If these assumptions prove to be incorrect, we may not be successful in establishing our business.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Business

If demand for our products does not develop as expected, our projected revenues and profits will be negatively affected. Our future profits are influenced by many factors, including economics, world events and changing customer preferences. We believe that the markets in our product segments will continue to grow and that we will be successful in marketing our products and services in these markets. If our expectations as to the size of these markets and our ability to sell our products in these markets are not correct, our revenue may not materialize and our business will be adversely affected.

If we fail to attract and retain consumers of our spirits products, or fail to do so in a cost-effective manner, we may be unable to increase net revenues, improve margins and achieve profitability. Our success depends on our ability to attract and retain consumers of our spirits products and to do so in a cost-effective manner. We must continue to acquire additional consumers to increase net revenues, improve margins and achieve profitability. We intend to make significant investments related to consumer acquisition and expect to continue to spend, to the extent funds are available, significant amounts to expand our consumer base. We cannot assure you that we will be successful, in this regard. If consumers do not perceive the products we offer to be of high value and quality, we may be unable to expand our consumer base. If we are unable to so expand our consumer base, we may be unable to generate the scale necessary to achieve operational efficiency. Consequently, our prices may increase, or may not decrease to levels sufficient to generate consumer interest, our net revenues may decrease and our margins and profitability may decline or not improve. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We rely on other third parties to provide services essential to the success of our business. Third parties provide a variety of essential business functions for us, including customer service, legal and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, errors or other problems with their work that will materially impact our operations.

8

In particular, we rely primarily on Republic National Distributing (“RND”) for the distribution of our products sold in the United States. In the event RND were to lose its distribution licenses, for any reason, including, but not limited to, changes in state and federal regulations, we would be required to seek alternative distribution options immediately. If our efforts to contract with another distributor are unsuccessful, we may be unable to achieve or maintain profitability and may incur significant losses in the future. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We rely on a single supplier for our flagship brand, Shinju Japanese Whisky. A significant portion of our revenue is derived from the sale of our Shinju Japanese Whisky, which is currently produced by a single distillery located in Japan. This single-source reliance presents a concentration risk, as any disruption at the distillery could have an adverse impact on our company’s operations and operating results. Potential negative issues that we could face include, but are not limited to, the distillery’s ceasing operations, significant upward changes in pricing, deterioration in the business relationship with the distillery or natural disasters affecting the distillery facility. Any such event could lead to delays in product availability, negatively affecting our company’s ability to meet market demand and potentially resulting in financial losses. Moreover, transitioning to a new supplier would likely involve considerable time and additional expenses.

In an effort to mitigate these risks, we have established additional informal relationships and engaged in discussions with other distilleries located in Japan that are capable of producing our products. Additionally, for the production of older-aged product extensions, we plan to source from a different distillery than our distillery partner. This strategy is intended to diversify our supply chain, thereby reducing the risks associated with dependence on a single supplier. We are unable to assure you that these strategies will prove to be successful.

Reduced consumer demand for alcoholic beverages could harm our business. There have been periods in the past in which overall per capita consumption of alcoholic beverages in the United States and other markets in which we participate has declined substantially. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including a general decline in economic conditions, increased concern about the health consequences of consuming alcoholic beverage products and about drinking and driving, a trend toward a healthier diet including lighter, lower-calorie beverages such as diet soft drinks, juices and water products, the increased activity of anti-alcohol groups and increased federal, state or foreign excise and other taxes on alcoholic beverage products. The competitive position of our products could also be affected adversely by any failure to achieve consistent, reliable quality in our products.

The success of our business relies heavily on brand image, reputation and product quality. It is important that we maintain and increase the image and reputation of our existing brands and products. Concerns about product quality, even when unsubstantiated, could be harmful to our image and reputation of our brands and products. While we have quality control programs in place, in the event we experienced an issue with product quality, we may experience recalls or liability in addition to business disruption, which could further negatively impact brand image and reputation and negatively affect our sales. Our brand image and reputation may also be more difficult to protect, due to less oversight and control because of the outsourcing of some of our operations. We also could be exposed to lawsuits relating to product liability or marketing or sales practices. Deterioration of our brands’ respective equity may be difficult to combat or reverse and could have a material effect on our business and financial results.

In addition, in recent years, there has been a marked increase in the use of social media platforms and other forms of Internet-based communications that provide individuals with access to broad audiences, and the availability of information on social media platforms is virtually immediate, as can be its impact. Many social media platforms immediately publish the content their participants post, often without filters or checks on accuracy of the content posted. Furthermore, other Internet-based or traditional media outlets may, in turn, reference or republish such social media content to an even broader audience. Information concerning us, regardless of its accuracy, may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may materially harm our brand, reputation, performance, prospects and business. Such harm may be immediate and we may have little or no opportunity to respond or to seek redress or a correction.

9

Changes in consumer spending could have a negative impact on our financial condition and business results. Alcohol sales depend upon a number of factors related to the level of consumer spending, including the general state of the economy, income tax rates, deductibility of business entertainment expenses under relevant tax laws and consumer confidence in future economic conditions. Changes in consumer spending in these and other areas can affect both the quantity and the price of spirits that customers are willing to purchase at restaurants or through retail outlets. Reduced consumer confidence and spending may result in reduced demand for our products, limitations on our ability to increase prices and increased levels of selling and promotional expenses. These circumstances would likely have a considerable negative impact upon our overall sales and gross margins.

Adverse public opinion about alcohol may harm our business. Many studies conclude or suggest that alcohol consumption has no health benefits and may increase the risk of stroke, cancer and other illnesses. An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for spirits, which could harm our business by reducing sales and increasing expenses. In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of alcoholic beverages. These groups have also sought, and continue to seek, legislation to reduce the availability of alcoholic beverages, to increase the penalties associated with the misuse of alcoholic beverages or to increase the costs associated with the production of alcoholic beverages. Over time, these efforts could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business by reducing sales and increasing expenses.

Changes in the prices of supplies and raw materials could have a materially adverse effect on our business. There have been changes in the cost of raw materials used in the production of raw spirits in recent years. The increases in prices may also take place in the future and our inability to pass on increases to consumers could reduce our margins and profits and have a material adverse effect on our business. We cannot assure you that shortages or increases in the prices of our supplies or raw materials will not have a material adverse effect on our financial condition and results of operations.

We may not be able to fully exploit newly developed or acquired brands. We intend to develop and to acquire, as may be possible, third-party brands. In our experience, not every brand deployment is successful. We may incur significant costs acquiring and promoting new brands, only to have limited market acceptance and limited resulting sales. If these circumstances occur, our financial results may be negatively impacted and we may determine it to be the best course of action to no longer support that brand.

We operate in a highly competitive industry and competitive pressures could have a material adverse effect on our business. The alcoholic beverage distribution industry worldwide, and particularly in the United States, is intensely competitive and highly fragmented. The principal competitive factors in our industry include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product. With respect to individual customers, we face significant competition from various regional distributors and brick and mortar stores, who compete principally on price. The effect of this competition could adversely affect our results of operations.

As a spirits producer, we face competition from local and international producers. Other market participants have sought to increase their sales and distribution capabilities by, for example, introducing new products to compete with our products. Our revenue and market share could suffer, if these new competing products perform well, or if competing products are offered at prices that are lower than the prices of our products.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition. Our future performance depends on the continued services and contributions of our senior management and other key employees, including Ryan Dolder, our Chief Executive Officer, and Hamish Harris, our Chairman of the Board. Without these key executives and employees, we may not have the ability to execute our business plans and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results. We do not presently maintain any key man life insurance policies.

10

Our executive officers and directors may allocate their time to other businesses leading to potential conflicts of interest in their determination as to how much time to devote to the affairs of our company, which could have a negative impact on our business performance. Our executive officers and directors are engaged by us on a full-time basis. However, certain of these persons may have additional responsibilities at other entities, which could create a conflict of interest when allocating their time between our business operations and their other commitments. If their other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote sufficient time to the affairs of our company and could have a negative impact on our financial performance and execution of our company’s business plan.

We may not be able to manage future growth effectively. If our business plans are successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment in our Ordinary Shares.

If we are not able to adequately protect our intellectual property, it could harm our operating results. Our ability to compete depends, in part, upon the strength of our brands. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective at stopping infringement of intellectual property rights. In addition, effective trademark, copyright and trade secret protection may not be available or cost-effective in every country in which our spirits products are made available. There may be instances where we are not able to fully protect or utilize our intellectual property in a manner that maximizes competitive advantage. If we are unable to protect our intellectual property rights from unauthorized use, the value of our spirits products may be reduced, which could negatively impact our business. Further, protecting our intellectual property rights could be expensive and would likely divert critical managerial resources. If any of the foregoing were to occur, or if we are otherwise unable to protect our intellectual property rights, our business and financial results could be adversely affected. If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive, without any assurance of success.

Our company’s products or processes could be subject to claims of infringement of the intellectual property of others. Claims that our products, business methods or processes infringe upon the proprietary rights of others often are not asserted until after commencement of commercial sales of a product. Significant litigation regarding intellectual property rights exists in our company’s industry. Third parties may make claims of infringement against us in connection with such perceived infringement. Any claims, even those without merit, could be expensive and time consuming to defend; cause us to cease selling products that incorporate the challenged intellectual property; and divert management’s attention and resources. We are unable to be certain of the outcome of any litigation.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows. Our supplier for Shinju Japanese Whisky is located in Japan and our anticipated suppliers of tequila are expected to be located in Mexico. Because of this we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and they could have a material adverse impact on our financial results and cash flows.

Current market conditions and recessionary pressures in one or more of our markets could impact our company’s ability to expand our business. The U.S. economy faces continued concerns about the systemic impacts of adverse economic conditions such as the U.S. deficit, historically high inflation, volatile energy costs, geopolitical issues, the continued availability and cost of credit in the face of expected interest rate increases by the U.S. Federal Reserve, ongoing supply chain disruptions and unstable financial and real estate markets. Foreign countries, including those in the Euro zone, are affected by similar systemic impacts. Turbulence in the United States and international markets and economic conditions may adversely affect our company’s liquidity and financial condition, and the financial condition of consumers. There is no assurance that our products will be accepted on a wide scale in the marketplace. To date, inflationary pressures have had some impact on our financial condition and results of operations. If inflationary pressures begin to have a material effect on our operations in the future, we may not develop plans that prove to be successful in mitigating those pressures.

11

Our acquisition strategy may be unsuccessful and may introduce unexpected costs. While we currently have not agreement for an acquisition, we make additional acquisitions of other companies or operating assets. These activities involve significant strategic and operational risks, including:

●	they may fail to achieve our strategic objectives or fail to meet our performance expectations, including as a result of challenges integrating the acquired company and assimilating their corporate culture;
●	over-valuation by us of any companies or assets that we acquire;
●	we may have difficulties integrating the operations, leadership, personnel, financial reporting, services or other functions of acquired companies;
●	we may experience disputes that arise with the sellers;
●	we may fail to effectively monitor compliance with corporate policies as well as regulatory requirements;
●	we may face unanticipated risks and liabilities in connection with the acquired company’s operations;
●	we may obtain insufficient indemnification from the selling parties for liabilities incurred by the acquired companies prior to the acquisitions; and
●	acquisition transactions, and the integration of acquired entities, may result in a diversion of our management’s attention from other business concerns.

These risks could have a material adverse effect on our business because they may result in substantial costs to us and disrupt our business. The integration of prior acquisitions, as well as entry into future acquisition transactions, could materially adversely affect our business, financial condition, results of operations and liquidity. We could also incur impairment losses on goodwill and intangible assets with an indefinite life or restructuring charges as a result of acquisitions we make.

Introduction of new products by competitors could harm our competitive position and results of operations. The markets for our products are characterized by severe competition, evolving industry standards, evolving business and distribution models, price cutting, with resulting downward pressure on gross margins, and price sensitivity on the part of customers. In particular, we face the risk that there exist minimal barriers to the entry of competitors into the market segment.

Our future success will depend on our ability to gain product name recognition and customer loyalty, as well as our being able to anticipate and respond to emerging standards and other unforeseen changes. If we fail to satisfy such standards of operation, our operating results could suffer. Further, intra-industry consolidations may result in stronger competitors and may, therefore, also harm our future results of operations.

If we fail to maintain a positive reputation with consumers concerning our products, we may not be able to develop loyalty to our products, and our operating results may be adversely affected. We believe a positive reputation with customers to be highly important in developing loyalty to our products. To the extent our products are perceived as low quality or otherwise not compelling to potential customers, our ability to establish and maintain a positive reputation and product loyalty may be adversely impacted.

We may not be able to compete effectively in our markets. None of our products enjoys name recognition and many of our competitors possess substantially greater resources, financial and otherwise, than does our company. There is no assurance that we will be able to establish our business and compete successfully in this environment.

12

Unfavorable publicity or consumer perception of our products or any similar products distributed by other companies could have a material adverse effect on our business and financial condition. We believe our product sales will be highly dependent on consumer perception of the safety, quality and efficacy of our products as well as similar or other products distributed and sold by other companies. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, national media attention, and other publicity including publicity regarding the legality, safety or quality of particular ingredients or products and cannabis markets in general. From time to time, there is unfavorable publicity, scientific research or findings, litigation, regulatory proceedings and other media attention regarding our industry. There can be no assurance that future publicity, scientific research or findings, litigation, regulatory proceedings, or media attention will be favorable to our products’ markets or any particular product or ingredient, or consistent with earlier publicity, scientific research or findings, litigation, regulatory proceedings or media attention. Adverse publicity, scientific research or findings, litigation, regulatory proceedings or media attention, whether or not accurate, could have a material adverse effect on our business and financial condition.

Our business and operations would be adversely impacted in the event of a failure or interruption of our information technology infrastructure or as a result of a cybersecurity attack. The proper functioning of our own information technology (IT) infrastructure is critical to the efficient operation and management of our business. We may not have the necessary financial resources to update and maintain our IT infrastructure, and any failure or interruption of our IT system could adversely impact our operations. In addition, our IT is vulnerable to cyberattacks, computer viruses, worms and other malicious software programs, physical and electronic break-ins, sabotage and similar disruptions from unauthorized tampering with our computer systems. We believe that we have adopted appropriate measures to mitigate potential risks to our technology infrastructure and our operations from these IT-related and other potential disruptions. However, given the unpredictability of the timing, nature and scope of any such IT failures or disruptions, we could potentially be subject to downtimes, transactional errors, processing inefficiencies, operational delays, other detrimental impacts on our operations or ability to provide products to our customers, the compromising of confidential or personal information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

If we fail to comply with personal data protection and privacy laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which could negatively affect our business and operating results. In the ordinary course of our business, we receive, process, transmit and store information relating to identifiable individuals (“personal data”), primarily employees, former employees and consumers with whom we interact. As a result, we are subject to various U.S. federal and state and foreign laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. These laws impose operational requirements for companies receiving or processing personal data, and many provide for significant penalties for noncompliance. These requirements with respect to personal data have subjected and may continue in the future to subject our company to, among other things, additional costs and expenses and have required and may in the future require costly changes to our business practices and information security systems, policies, procedures and practices. Our security controls over personal data, the training of employees and vendors on data privacy and data security, and the policies, procedures and practices we implemented or may implement in the future may not prevent the improper disclosure of personal data by us or the third-party service providers and vendors whose technology, systems and services we use in connection with the receipt, storage and transmission of personal data. Unauthorized access or improper disclosure of personal data in violation of personal data protection or privacy laws could harm our reputation, cause loss of consumer confidence, subject us to regulatory enforcement actions (including fines), and result in private litigation against us, which could result in loss of revenue, increased costs, liability for monetary damages, fines and/or criminal prosecution, all of which could negatively affect our business and operating results.

If our third-party service providers and business partners do not satisfactorily fulfill their commitments and responsibilities, our financial results could suffer. In the conduct of our business, we rely on relationships with third parties, including cloud data storage and other information technology service providers, suppliers, distributors, contractors, joint venture partners and other external business partners, for certain functions or for services in support of key portions of our operations. These third-party service providers and business partners are subject to similar risks as we are relating to cybersecurity, privacy violations, business interruption, and systems and employee failures, and are subject to legal, regulatory and market risks of their own. Our third-party service providers and business partners may not fulfill their respective commitments and responsibilities in a timely manner and in accordance with the agreed-upon terms. In addition, while we have procedures in place for selecting and managing our relationships with third-party service providers and other business partners, we do not have control over their business operations or governance and compliance systems, practices and procedures, which increases our financial, legal, reputational and operational risk. If we are unable to effectively manage our third-party relationships, or for any reason our third-party service providers or business partners fail to fulfill their commitments and responsibilities, our financial results could suffer.

13

Litigation and publicity concerning product quality, health and other issues, which can result in liabilities and also cause consumers to avoid our products, which could adversely affect our results of operations, business and financial condition. We are aware that the beverage and food service businesses (including our business in selling alcoholic beverages) can be adversely affected by litigation and complaints from consumers or government authorities resulting from food and beverage quality, illness, injury or other health concerns or operating issues stemming from one retail location or a limited number of retail locations. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging consumers from buying our products. We could also incur significant liabilities, if a lawsuit or claim results in a decision against us, or litigation costs, regardless of the result. We do not carry any product liability and other related insurance and we have no present plans to do so. As a result, we will be directly exposed to all such claims and any related claims alleging losses due to our products and any asserted related losses with the consequential result that holders of our common stock, including the Offered Shares, could easily suffer the total loss of their investments.

The alcoholic beverage industry and the food service industry has inherent operational risks that may not be adequately covered by insurance. We currently do not have any product liability insurance or any related insurance. If we later acquire any such insurance, we cannot assure you or any holder of our common stock, including the Offered Shares, that we will carry sufficient insurance against all risks or that our insurers will pay a particular claim. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our operations. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we may receive indemnity insurance coverage for tort liability. Our insurance policies may also contain deductibles, limitations and exclusions which, although we may believe are standard in the food service industry, may nevertheless increase our costs.

Risks Related to Compliance and Regulation

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D. So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding shares of common stock will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers and beneficial holders will only be available through periodic reports we file with OTC Markets.

Our common stock is not registered under the Exchange Act and we do not intend to register our common stock under the Exchange Act for the foreseeable future; provided, however, that we will register our common stock under the Exchange Act if we have, after the last day of any fiscal year, more than either (1) 2,000 persons; or (2) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

In addition, as long as our common stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5% of the class.

There may be deficiencies with our internal controls that require improvements. Our company is not required to provide a report on the effectiveness of our internal controls over financial reporting. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

14

Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange’s requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

The outstanding shares of our Series B Preferred Stock effectively preclude current and future owners of our common stock from influencing any corporate decision. Intergen is the owner of all outstanding shares of our Series B Preferred Stock, which provides holders of the Series B Preferred Stock, as a class, voting rights in all matters requiring shareholder approval equal to 66.67% of all shares eligible to vote. Currently, by agreement, Mr. Costley holds voting and dispositive power with respect to the outstanding shares of our Series B Preferred Stock. Mr. Costley will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. Intergen’s ownership of all outstanding shares of our Series B Preferred Stock may also delay or prevent a future change of control of our company at a premium price, if Mr. Costley opposes it.

The outstanding shares of our Series B Preferred Stock, as a class, may be converted into a number of shares of our common stock equal to 75% of the post-conversion shares of common stock. Each 1,000 shares of Series B Preferred Stock have rights to convert into a number of shares of our common stock equal to one percent (1%) of the then-outstanding shares of our common stock, at any time. The effect of such rights of conversion is that their holder, Intergen, were Intergen to convert all outstanding shares of our Series B Preferred Stock into common stock, would be issued a number of shares of common stock equal to 75% of our then-outstanding shares of common stock. (See “Dilution-Ownership Dilution”).

There is no escrow established for the proceeds of this offering. Because there is no escrow established for the proceeds of this offering, proceeds derived from sales of Offered Shares will be deposited directly into our operating account, will be available for immediate use by our company and will be immediately subject to any claims of our creditors.

15

We are selling this offering on a best-efforts basis and may be unable to sell any Company Offered Shares. This offering is being conducted on a best-efforts basis. There is no guarantee that our executive officers and directors or any other person will be able to sell any of the Company Offered Shares. None of our executive officers and directors has any experience conducting a best-efforts offering. (See “Plan of Distribution”).

There is no minimum offering beyond the $5,000 minimum subscription amount, and no person has committed to purchase any of the Company Offered Shares. We have not established a minimum offering hereunder beyond the $5,000 minimum subscription amount for the Company Offered Shares, which means that we will be able to accept even a nominal amount of proceeds from such sales, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Company Offered Shares or that we will sell enough of the Company Offered Shares necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Company Offered Shares.

We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common stock. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

You may never realize any economic benefit from a purchase of Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares). Because our common stock is volatile and thinly traded, there is no assurance that you will ever realize any economic benefit from your purchase of Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares).

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our shares of common stock are Penny Stock, which may impair trading liquidity. Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

16

Our common stock is thinly traded and its market price may become highly volatile. There is currently only a limited market for our common stock. A limited market is characterized by a relatively limited number of shares in the public float, relatively low trading volume and a small number of brokerage firms acting as market makers. The market for low priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our common stock will continue. The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

-	quarterly variations in our operating results;
-	operating results that vary from the expectations of investors;
-	changes in expectations as to our future financial performance, including financial estimates by investors;
-	reaction to our periodic filings, or presentations by executives at investor and industry conferences;
-	changes in our capital structure;
-	announcements of innovations or new services by us or our competitors;
-	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
-	lack of success in the expansion of our business operations;
-	announcements by third parties of significant claims or proceedings against our company or adverse developments in pending proceedings;
-	additions or departures of key personnel;
-	asset impairment;
-	rumors or public speculation about any of the above factors.

The terms of this offering were determined arbitrarily. The terms of this offering were determined arbitrarily by us. The offering price for the Company Offered Shares does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Company Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See “Dilution”).

Our common stock is subject to price volatility unrelated to our operations. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our company’s competitors or our company itself. In addition, the over-the-counter stock market is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could reduce the market price of our common stock. In general, our officers and directors and major shareholders, as affiliates, under Rule 144 may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. The availability for sale of substantial amounts of our common stock under Rule 144 or otherwise could reduce prevailing market prices for our common stock.

You will suffer dilution in the net tangible book value of the Company Offered Shares you purchase in this offering. If you acquire any Company Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Company Offered Shares in this offering. (See “Dilution”).

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

17

DILUTION

Ownership Dilution

[Note: References in this Ownership Dilution section to “Offered Shares” include the Company Offered Shares and the Selling Shareholder Offered Shares, unless specifically indicated otherwise.]

The information under “Investment Dilution” below does not take into account the potential conversion of the outstanding shares of Series B Preferred Stock. Were the shares of Series B Preferred Stock to be converted into shares of common stock immediately after the sale of all 200,000,000 Company Offered Shares and issuance of all 16,650,000 of the Conversion Shares, we would issue a total of approximately 1,035,364,800 shares of common stock. The outstanding shares of Series B Preferred Stock may be converted into shares of our common stock at anytime.

In addition, the information under “Investment Dilution” below does not take into account the potential conversion of the outstanding shares of Series C Preferred Stock into a total of 10,000,000 shares of common stock, at any time after August 9, 2026.

The conversion of the outstanding shares of Series B Preferred Stock and Series C Preferred Stock into shares of our common stock would cause holders of our common stock, including the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares), to incur significant dilution in their ownership of our company. (See “Risk Factors-Risks Related to a Purchase of the Offered Shares,” “Description of Securities” and “Security Ownership of Certain Beneficial Owners and Management”).

Investment Dilution

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Company Offered Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Offered Share and the net tangible book value of our common stock after this offering. Our net tangible book value as of June 30, 2025, was $52,957 (unaudited), or $0.00 (unaudited) per share. Net tangible book value per share is equal to total assets ($3,789,099) minus the sum of total liabilities ($236,142) and intangible assets ($3,500,000) divided by the total number of shares outstanding at June 30, 2025 (117,221,600 shares, which gives effect to the cancellation of 9,965,000,000 shares of our common stock that occurred after June 30, 2025).

Without taking into account issuances of shares of our common stock occurring after June 30, 2025, after deducting estimated offering expenses payable by us of $15,000, the tables below illustrate the dilution to purchasers of Company Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Company Offered Shares are sold at a per share price of $0.015.

18

Assuming the Sale of 100% of the Company Offered Shares
Assumed offering price per share	$0.015
Net tangible book value per share as of June 30, 2025 (unaudited)	$0.000
Increase in net tangible book value per share after giving effect to this offering	$0.010
Pro forma net tangible book value per share as of June 30, 2025 (unaudited)	$0.010
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.005

Assuming the Sale of 75% of the Company Offered Shares
Assumed offering price per share	$0.015
Net tangible book value per share as of June 30, 2025 (unaudited)	$0.000
Increase in net tangible book value per share after giving effect to this offering	$0.009
Pro forma net tangible book value per share as of June 30, 2025 (unaudited)	$0.009
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.006

Assuming the Sale of 50% of the Company Offered Shares
Assumed offering price per share	$0.015
Net tangible book value per share as of June 30, 2025 (unaudited)	$0.000
Increase in net tangible book value per share after giving effect to this offering	$0.007
Pro forma net tangible book value per share as of June 30, 2025 (unaudited)	$0.007
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.008

Assuming the Sale of 25% of the Company Offered Shares
Assumed offering price per share	$0.015
Net tangible book value per share as of June 30, 2025 (unaudited)	$0.000
Increase in net tangible book value per share after giving effect to this offering	$0.005
Pro forma net tangible book value per share as of June 30, 2025 (unaudited)	$0.005
Dilution in net tangible book value per share to purchasers of Company Offered Shares in this offering	$0.010

19

USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Company Offered Shares at a per share price of $0.015, after deducting estimated offering expenses of $15,000 payable by us. There is, of course, no guaranty that we will be successful in selling any of the Company Offered Shares in this offering.

	Assumed Percentage of Company Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold	50,000,000	100,000,000	150,000,000	200,000,000
Gross proceeds	$750,000	$1,500,000	$2,250,000	$3,000,000
Offering expenses(1)	15,000	15,000	15,000	15,000
Net proceeds	$735,000	$1,485,000	$2,235,000	$2,985,000

______________________

(1)	Offering expenses include the following items, certain of which are estimated for purposes of this table: administrative expenses, legal and accounting fees, publishing/EDGAR and Blue-Sky compliance.

The table below sets forth the proceeds we would derive from the sale of assuming the sale of 25%, 50%, 75% and 100% of the Company Offered Shares at a per share price of $0.015, after deducting estimated offering expenses of $15,000 payable by us. There is, of course, no guaranty that we will be successful in selling any of the Company Offered Shares. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Company Offered Shares Sold in This Offering(1)
	25%	50%	75%	100%
Development of Current Brands	$200,000	$400,000	$600,000	$800,000
Development of New Brands	200,000	400,000	600,000	800,000
Company Expansion, including Acquisitions(2)	150,000	300,000	500,000	750,000
Payroll, including Officers’ Salaries(3)	100,000	250,000	250,000	300,000
General and Administrative Expense	85,000	135,000	285,000	335,000
Total Net Proceeds	$735,000	$1,485,000	$2,235,000	$2,985,000

(1)	The Subject Convertible Notes were issued, as follows:
	(a)	On July 15, 2025, we issued a $4,515 principal amount convertible promissory note to Newlan Law Firm, PLLC, our legal counsel, that bears interest at 8% per annum, is due on July 15, 2026, and is convertible at this holder’s election, into up to 1,350,000 Conversion Shares. This convertible promissory note was issued in repayment of certain costs advanced on behalf of our company by Newlan Law Firm, PLLC. (See “Plan of Distribution” and “Selling Shareholders”).

20

(b)	On September 5, 2025, we issued a $25,000 principal amount convertible promissory note to Marbletown Advisors LLC, that bears interest at 8% per annum, is due on September 5, 2026, and is convertible at this holder’s election, into up to 7,650,000 Conversion Shares. This convertible promissory note was issued in consideration of a $25,000 loan. The proceeds of this loan were used for general corporate purposes. (See “Plan of Distribution” and “Selling Shareholders”).
(c)	On October 23, 2025, we issued a $25,000 principal amount convertible promissory note to Marbletown Advisors LLC, that bears interest at 8% per annum, is due on October 23, 2026, and is convertible at this holder’s election, into up to 7,650,000 Conversion Shares. This convertible promissory note was issued in consideration of a $25,000 loan. The proceeds of this loan were used for general corporate purposes. (See “Plan of Distribution” and “Selling Shareholders”).

(2)	We currently have no agreement or understanding with respect to any acquisition of any business or operating unit of a business. To the extent not used in acquisitions, proceeds allocated to this line item will be used for working capital.
(3)	We intend to utilize up to 50% of the proceeds allocated to this line item for the payment of salaries of our executive officers.

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the beverage industry, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

21

PLAN OF DISTRIBUTION

In General

Company Offered Shares. Our company is offering a maximum of 200,000,000 Company Offered Shares on a best-efforts basis, at a fixed price of $0.015 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

Beyond the $5,000 minimum subscription amount described below, there is no minimum number of Company Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

We intend to sell the Company Offered Shares in this offering through the efforts of our Chief Executive Officer, Janon Costley. Mr. Costley will not receive any compensation for offering or selling the Company Offered Shares. We believe that Mr. Costley is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Costley:

-	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and
-	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
-	is not an associated person of a broker or dealer; and
-	meets the conditions of the following:

-	primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and
-	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
-	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

Selling Shareholder Offered Shares. In addition, the Selling Shareholders are offering up to 34,900,000 Selling Shareholder Offered Shares. We will not receive any of the proceeds from the sale of the Selling Shareholder Offered Shares in this offering. We will pay all of the expenses of the offering (other than the discounts and commissions payable with respect to the Selling Shareholder Offered Shares sold in the offering). Our company will not be involved in any manner in the sales of the Selling Shareholder Offered Shares by the Selling Shareholders. (See “Selling Shareholders”).

Procedures for Subscribing for Company Offered Shares

In General. If you are interested in subscribing for Company Offered Shares in this offering, please submit a request for information by e-mail to Mr. Costley at: janon@shinjuwhisky.com; all relevant information will be delivered to you by return e-mail via electronic PDF format. Additionally, this Offering Circular will be available for viewing and download 24 hours per day, 7 days per week on our website at www.metavesco.com, as well as on the SEC’s website, www.sec.gov.

22

Thereafter, should you decide to subscribe for Company Offered Shares, you are required to follow the procedures described therein, which are:

-	Electronically execute and deliver to us a subscription agreement via e-mail to: janon@shinjuwhisky.com; and
-	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Subscription Review Process. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us and shall have cleared, we have the right to review and accept or reject your subscription, in whole or in part. In determining whether to accept or reject a subscription, we will consider the following factors: whether the subscriber or an affiliate of the subscriber qualifies as a “bad actor” as defined in Rule 262(d) of the SEC; and the reputation of the subscriber and its affiliates within the securities industry.

Within three (3) days after we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us and shall have cleared, we will notify you of our decision, and the reason therefor, to reject or accept your subscription.

Rejection of Subscriptions. Should we determine to reject your subscription, we will return all monies from your rejected subscription via wire transfer (or such other method as directed by you) within one (1) business day of our notifying you of such determination, without interest or deduction.

Acceptance of Subscriptions. Should we determine to accept your subscription, we will countersign the subscription agreement and, within one (1) business day, issue and deliver the Company Offered Shares subscribed in accordance with your delivery instructions. Once your subscription has been accepted by us, you may not revoke or change your subscription or request the return of your subscription funds. All accepted subscription agreements are irrevocable.

An investor will become a shareholder of our company, upon our acceptance of our acceptance of a subscription, with the Company Offered Shares being issued immediately thereafter. For clarity, the subscription settlement will not occur until an investor’s funds have cleared and we accept an investor’s subscription.

By executing the subscription agreement and paying the total purchase price for the Company Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See “State Law Exemption and Offerings to Qualified Purchasers” below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $5,000 of the Company Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $1,000.

State Law Exemption and Offerings to Qualified Purchasers

State Law Exemption. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Offered Shares, whether Company Offered Shares or Selling Shareholder Offered Shares, in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Offered Shares, whether Company Offered Shares or Selling Shareholder Offered Shares, involves substantial risks and possible loss by investors of their entire investments. (See “Risk Factors”).

23

The Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) have not been qualified under the securities laws of any state or jurisdiction. Currently, we plan initially to seek qualification of the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) in Colorado, Connecticut, Delaware, Florida, Georgia, New York and Puerto Rico. It is possible that we would determine to qualify Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) in all states. In the case of each state in which Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) are offered and sold, we will qualify the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) for sale with the applicable state securities regulatory body or the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) will be offered and sold pursuant to an exemption from registration found in the applicable state’s securities, or Blue Sky, law.

Certain of our company’s offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling the Company Offered Shares to others. Any such broker-dealer will be required to comply with the rules and regulations of the SEC and FINRA relating to underwriters.

Investor Suitability Standards. The Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Issuance of the Company Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Company Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Company Offered Shares.

Transferability of the Offered Shares

The Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

We have not used, and we do not intend to use, any advertising, sales and other promotional materials outside of this Offering Circular, including “testing the waters” materials under the authorization of Rule 255.

24

SELLING SHAREHOLDERS

The Selling Shareholders are offering for sale up to a total of 34,900,000 Selling Shareholder Offered Shares, 18,000,000 shares of which are currently outstanding (the I/O Shares) and up to a total of 16,650,000 Conversion Shares.

The shareholders named in the table below are the “Selling Shareholders.” The Selling Shareholders intend to sell up to 34,900,000 Selling Shareholder Offered Shares at the offering price for all of the Offered Shares, $0.015 per share. The Selling Shareholders are third parties. Our company will not be involved in any manner in the sales of the Selling Shareholder Offered Shares by the Selling Shareholders.

We will pay all of the expenses of this offering (other than the selling commissions payable with respect to the Selling Shareholder Offered Shares sold in this offering, if any), but we will not receive any of the proceeds from the sales of Selling Shareholder Offered Shares in this offering.

The Selling Shareholders intend to sell the Selling Shareholder Offered Shares at the fixed offering price of $0.015 per share in market transactions or in negotiated private transactions. The Selling Shareholders may be deemed to be “underwriters” of the shares of our common stock offered by the Selling Shareholders in this offering. In this regard, each of the Selling Shareholders intends to deliver to a purchaser this Offering Circular before or with the sale of Selling Shareholder Offered Shares. It is expected that, in sales of Selling Shareholder Offered Shares in market transactions, if any, this Offering Circular would be delivered in digital format with the relevant sale confirmation.

A minimum purchase of $5,000 of the Selling Shareholder Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000.

Name of Selling Shareholder	Position, Office or Other Material Relationship	# of Shares Beneficially Owned (1)	% Beneficially Owned (2)	# of Shares to be Offered for the Account of the Selling Shareholder	# of Shares Beneficially Owned	% Beneficially Owned (3)
David Ulrich(4)	None	2,000,000	1.57%	2,000,000	0	0%
Jay Kopischke(5)	None	1,000,000	*	1,000,000	0	0%
Nigel Allan(6)	None	2,000,000	1.57%	2,000,000	0	0%
LaVert Phillips(7)	None	500,000	*	500,000	0	0%
Patrick Moore(8)	None	2,000,000	1.57%	2,000,000	0	0%
Kyle Dolder(9)	None	1,000,000	*	1,000,000	0	0%
Melvin Costley(10)	None	1,000,000	*	1,000,000	0	0%
Marc Brooks(11)	None	500,000	*	500,000	0	0%
Clyde Davis(12)	None	500,000	*	500,000	0	0%
Benjamin Cukierman(13)	None	500,000	*	500,000	0	0%
1129 Designs, LLC(14)	None	250,000	*	250,000	0	0%
Robert Montgomery(15)	None	750,000	*	750,000	0	0%
Steel Sporran, LLC(16)	See Note 16	5,000,000	3.92%	5,000,000	0	0%
Newlan Law Firm, PLLC(17)	See Note 17	1,350,000	1.06%	1,350,000	0	0%
Marbletown Advisors, LLC(18)	None	15,300,000	6.00%	15,300,000	0	0%
Dr. Walter Bowman(19)	None	750,000	*	750,000	0	0%
Dyon Toney(20)	None	250,000	*	250,000	0	0%
Victoria Kibunja(21)	None	250,000	*	250,000	0	0%

__________________________

*	Less than 1%.
(1)	All of the shares listed in this column have been issued, except for the 16,650,000 Conversion Shares owned beneficially by Newlan Law Firm, PLLC (as to 1,350,000 Conversion Shares) and Marbletown Advisors, LLC (as to 15,300,000 Conversion Shares).
(2)	Based on 135,121,600 shares outstanding, including (a) 118,471,600 issued shares and (b) the issuance of 16,650,000 Conversion Shares, before this offering.

25

(3)	Based on 335,121,600 shares outstanding, assuming the sale of all 200,000,000 Company Offered Shares and the issuance of 16,650,000 Conversion Shares, after this offering.
(4)	The address of this Selling Shareholder is 10 Eve Lane, Rye, New York 10580.
(5)	The address of this Selling Shareholder is 3919 Haven Road, Minnetonka, Minnesota 55345.
(6)	The address of this Selling Shareholder is 93/205 Emporio Place, Sukhumvit 24, Khlong Tan Nua, Bangkok 10110, Thailand.
(7)	The address of this Selling Shareholder is 3224 Theodore R. Hagans Drive NE, Washington, D.C. 20018.
(8)	The address of this Selling Shareholder is 808 Indian Wells Court, Mitchellville, Maryland 20721.
(9)	The address of this Selling Shareholder is 2804 Brown Circle, Las Vegas, Nevada 89107.
(10)	The address of this Selling Shareholder is 1909 Callaway Street, Temple Hills, Maryland 20748.
(11)	The address of this Selling Shareholder is 21 N. May Street, Chicago, Illinois 60607.
(12)	The address of this Selling Shareholder is 2121 1st Street SW, #557, Washington, D.C. 20024.
(13)	The address of this Selling Shareholder is 135 12th Street, Oakland, California 94607.
(14)	Nicole Thompson is the control person of this Selling Shareholder. The address of this Selling Shareholder is 2903 Duvall Ridge Road, Hyattsville, Maryland 20785.
(15)	The address of this Selling Shareholder is 295 West Hudson Avenue, Englewood, New Jersey 07631.
(16)	Harrison G. Newlan is the owner of this Selling Shareholder; Harrison Newlan is the adult son of Eric Newlan, the Managing Member of Newlan Law Firm, PLLC, our legal counsel (see Note 17). Eric Newlan disclaims any beneficial ownership of the shares owned by this Selling Shareholder. The address of this Selling Shareholder is 924 Redbrick Lane, Northlake, Texas 76247.
(17)	Eric Newlan is the Managing Member of Newlan Law Firm, PLLC. The address of this Selling Shareholder is 2201 Long Prairie Road, Suite 107-762, Flower Mound, Texas 75022.
(18)	Jasahn Sommerville is the Manager of this Selling Shareholder. The address of this Selling Shareholder is 60 Vincent Lane, Stone Ridge, New York 12484.
(19)	The address of this Selling Shareholder is 519 C Street NE, Washington, D.C. 20002.
(20)	The address of this Selling Shareholder is 9122 Little Stone Drive, Ft. Washington, Maryland 20744.
(21)	The address of this Selling Shareholder is 12365 Sandy Point Court, Silver Spring, Maryland 20904.

26

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of (a) 500,000,000 shares of common stock, $.001 par value per share; and (b) 1,500,000 shares of Preferred Stock, $.001 par value per share, (1) one (1) share of which has been designated Special 2022 Series A Preferred Stock and (2) 75,000 shares of which have been designated Series B Voting Preferred Stock.

As of the date of this Offering Circular, there were (x) 118,471,600 shares of our common stock issued and outstanding held by approximately 33 holders of record; and (y) 75,000 shares of Series B Voting Preferred Stock issued and outstanding held by one (1) holder of record.

Common Stock

General. The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Nevada law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Non-cumulative Voting. Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Further, the outstanding shares of Series B Preferred Stock is beneficially owned by Intergen, a limited partnership owned by our officers and directors, Janon Costley and Ryan Dolder. By agreement, Mr. Costley holds voting and dispositive power with respect to the outstanding shares of our Series B Preferred Stock and, thus, controls all corporate matters of our company. (See “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions”).

Pre-emptive Rights. As of the date of this Offering Circular, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

27

Series B Voting Preferred Stock

Number Designated. The number of shares designated as Series B Voting Preferred Stock shall be 75,000.

Fractional Shares. The Series B Voting Preferred Stock may be issued in fractional shares.

Voting Rights. The holders of the Series B Voting Preferred Stock shall, as a class, have rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of: (a) the total number of shares of Company common stock which are issued and outstanding at the time of any election or vote by the shareholders; plus (b) the number of votes allocated to shares of preferred stock issued and outstanding of any other class that shall have voting rights.

Dividends. The holders of the Series B Voting Preferred Stock shall not be entitled to receive dividends paid on the common stock.

Liquidation. The holders of the Series B Voting Preferred Stock shall not be entitled to any liquidation preference.

Conversion Rights. The Series B Voting Preferred Stock shall be convertible into shares of the Company’s common stock, as follows: each share of Series B Voting Preferred Stock shall be convertible at any time into a number of shares of common stock that equals one-thousandth of one percent (0.001%) of the number of issued and outstanding shares of the common stock outstanding on the date of conversion, such that 1,000 shares of Series B Voting Preferred Stock would convert into one percent (1%) of the number of issued and outstanding shares of the common stock outstanding on the date of conversion. A holder of shares of Series B Voting Preferred Stock shall be required to convert all of such holder’s shares of Series B Voting Preferred Stock, should any such holder exercise his, her or its rights of conversion. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions”).

Series C Preferred Stock

Number Designated. The number of shares designated as Series C Preferred Stock shall be 100,000.

Stated Value. The Series C Preferred Stock shall have a stated value of $5.00 per share (the “Stated Value”).

Fractional Shares. The Series C Preferred Stock may be issued in fractional shares.

Voting Rights. Each share of the Series C Preferred Stock shall be entitled to one (1) vote on all matters with the outstanding shares of common stock

Dividends. The Series C Preferred Stock shall be treated pari passu with the common stock, on an as-converted basis.

Liquidation. Upon any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, payments to the holders of Series C Preferred Stock shall be treated pari passu with the common stock, except that the payment on each share of Series C Preferred Stock shall be an amount equal to Five Dollars ($5.00) for each such share of the outstanding Series C Preferred Stock held by such holder (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to such shares), plus all dividends, if any, declared and unpaid thereon as of the date of such distribution, before any payment shall be made or any assets distributed to the holders of the common stock, and, after such payment, the remaining assets of our company shall be distributed to the holders of the common stock.

28

Conversion Rights. Any time following the date that is nine (9) months from issuance, the Series C Preferred Stock shall be convertible into shares of the Common Stock, as follows: holders of Series C Preferred Stock may convert shares of Series C Preferred Stock held by them into shares of the common stock. The conversion price shall be $0.05 per share (the “Conversion Price”), subject to certain adjustments. The number of shares of common stock receivable upon conversion of one (1) share of Series C Preferred Stock equals the Stated Value divided by the then-Conversion Price; provided, however, that, should the closing price, as reported on OTCMarkets.com (or its successor), of the common stock be less than $0.05 per share, then the Conversion Price shall be adjusted such that the total number of shares of the common stock to be issued multiplied by the Adjusted Conversion Price equals the total Stated Value of the shares of Series C Preferred Stock converted.

Redemption. The Series C Preferred Stock may be redeemed by us at any time for a cash purchase price equal to the liquidation preference as of the redemption date; provided, however, that we shall provide not less than five days’ written notice ( the “Redemption Notice”) to the holder(s) of its intent to redeem the Series C Preferred Stock; provided further, however, that the holder(s) shall have the right to deliver a notice of conversion prior to the date of redemption set forth in the Redemption Notice.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Nevada law.

Transfer Agent

We have retained the services of Securities Transfer Corporation as the transfer agent for our common stock. Securities Transfer’s website is located at: www.stctransfer.com No information found on Securities Transfer’s website is part of this Offering Circular.

29

BUSINESS

Background

Our company was incorporated in the State of Nevada in 1985 as Epic Resources, Inc. Our corporate name changed to Semicon Tools, Inc. in October 1987. Our corporate name changed to SETO Holdings, Inc. in October 1998.

Custodianship

On April 27, 2022, the District Court of Clark County, Nevada, case number A22-849116-C, entered an Order Granting Application for Appointment (the Order) of UMA, LLC as Custodian of our company. Pursuant to the Order, UMA, LLC (the Custodian) has the authority to take any actions on behalf of our company, that are reasonable, prudent or for the benefit of our company, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering into contracts on behalf of our company. On April 27, 2022, the Custodian appointed Nikki Lee as the sole officer and director of the company.

On April 27, 2022, the Custodian designated one share of preferred stock as Special 2022 Series A Preferred Stock at par value of $0.001. The Special 2022 Series A Preferred Stock had 60% voting rights over all classes of stock and was convertible into 61,800,000 shares of our common stock.

Changes in Control

May 27, 2022. On May 27, 2022, the Custodian appointed Nairobi Anderson as the sole officer and director of our company. On May 27, 2022, the Custodian transferred the single share of Special 2022 Series A Preferred Stock to Nairobi Anderson. On November 3, 2022, the District Court of Clark County, Nevada, entered a Notice Of Entry Of Order Granting Custodian UMA, LLC’s Motion To Discharge Custodianship And Enter Final Order.

June 21, 2023. On June 21, 2023, in a private transaction, Nairobi Anderson entered into a Securities Purchase Agreement (the 2023 SPA) with Krisa Management LLC, a Texas limited liability company, to sell the Special 2022 Series A Preferred Stock. Upon closing of the 2023 SPA, Krisa Management LLC acquired the single share of Special 2022 Series A Preferred Stock. On June 21, 2023, Carey W. Cooley was appointed as our company’s sole officer and director.

June 18, 2024. On June 18, 2024, in a private transaction, Krisa Management, LLC entered into a Securities Purchase Agreement (the 2024 SPA) with Daming Zhang, to sell the Special 2022 Series A Preferred Stock. Upon closing of the 2024 SPA on June 18, 2024, Daming Zhang acquired the single share of Special 2022 Series A Preferred Stock. On June 18, 2024, Daming Zhang and Miaomiao Wang were appointed as directors of our company, Daming Zhang was appointed as our company’s CEO and Miaomiao Wang was appointed as our company’s Treasurer.

May 27, 2025. Effective May 27, 2025, a change in control of our company occurred. On such date, pursuant to a securities purchase agreement, Daming Zhang sold (A) the single outstanding share of the Special 2022 Series A Preferred Stock and (B) 9,995,000,000 shares of our common stock to a single entity, Intergen I Limited Partnership (Intergen), a Wyoming limited partnership controlled by Tres Grados LLC, of which the control persons are Janon Costley and Ryan Dolder, our officers and directors.

In connection with the change in control, (1) Naiwei Chen, Bo Fu and Xiuxiang Shou resigned as Directors of our Company, (2) Naiwei Chen resigned as CEO and President of our company, (3) Daming Zhang resigned as CFO and Secretary of our company, (4) Janon Costley was appointed President and Chief Executive Officer of our company; and (5) Ryan Dolder was appointed Chief Operating Officer, Chief Financial Officer and Treasurer of our company.

30

Shinju Spirits, Inc. Acquisition; Exit of “Shell Company” Status

Effective June 20, 2025, our company entered into an Agreement and Plan of Reorganization (the Intergen Agreement) with Intergen. Pursuant to the Intergen Agreement, we acquired: 60% ownership of Shinju Spirits, Inc., the owner of “Shinju,” a Japanese Whisky brand with distribution in the United States; Copa Imperial, a premium, high-end Tequila aimed at capitalizing on the superior growth of Tequila; Eight Vodka, a high-end Vodka fitting into the latest surge in popularity for premium Vodka; and other brands, Mazeray Champagne, Cote’ Or Sparkling Wine and Comte de Mazeray Cognac. We issued 75,000 shares of its Series B Voting Preferred Stock, in payment of the foregoing assets. Upon the consummation of the Intergen Agreement, our company emerged from “shell company” status. Janon Costley and Ryan Dolder, our officers and directors, are the owners of Intergen. (See “Certain Relationships and Related Transactions”).

CapCity Beverage, LLC Acquisition

In November 2025, we acquired CapCity Beverage, LLC (CapCity), a U.S.-based federally licensed alcohol imported and national wholesale distributor, from Human Brands, Inc., a wholly-owned subsidiary of Rogue One, Inc., in exchange for 100,000 shares of our Series C Preferred Stock with a total stated value of $500,000 and a promissory note with a principal amount of $100,000 and due on the date that is 180 days immediately following the date on which the SEC qualifies this offering. Janon Costley and Ryan Dolder, our officers and directors, are also directors of Rouge One, Inc. (See “Certain Relationships and Related Transactions”).

Due to the manner in which the U.S. liquor laws have been structured, an importer, such as CapCity, is generally the conduit between the brand owner and the distribution customer. Importers will generally buy the product from the brand owner, bring the product into the U.S and then sell directly to distributors. Importers will usually add anywhere from a 5% to 15% margin on the sale.

We believe that having a licensed import company allows Shinju Spirits to not only bring in its own products, but it may, if circumstances allow, also include others. Based on our own internal management assessments, this circumstance may provide our company with potential sales revenue. However, there is no assurance that such will be the case.

Currently, CapCity imports and sells, or has the right to sell, Shinju Japanese Whisky, Copa Imperial, Mazeray, Cote’ Or, Armero, Fervor, Profano, 88 West, Nevele, and Canelo Alvarez’ No Boxing No Life. A large portion of CapCity’s current focus is on Shinju. Shinju has gained significant traction in the U.S. and is currently sold by CapCity into fifteen U.S. states, many being the largest markets, covering over 60% of the U.S. population.

Our Business

The Company is positioned as a vertically integrated beverage company focused on the development, acquisition, and scaling of premium spirits brands across high-growth global categories. Our business strategy is built around using an integrated marketing and sales model to not only build value in the Company’s brands, but to also build value across multiple platforms, all driving revenue for the Company while increasing its overall value. We believe our fully integrated model, which directly drives brand sales, positions SETO as a uniquely differentiated platform in the alcoholic beverage sector.

In the world of spirits, brand valuation is driven largely by one metric: cases sold per year. As such, brands chasing high-value exits often pursue sales growth through fragmented, costly marketing strategies that drain capital and stall momentum. SETO solves this by providing an end-to-end, integrated platform that drives sales more efficiently, preserves resources, and positions brands for sustainable growth and potential exits.

SETO’s model is different. SETO distinguishes itself from traditional spirits companies by having a fully integrated operational structure that provides greater control, efficiency, and scalability. While most brands lack ownership in critical parts of the vertical chain - such as distilling, technology, sales and promotions, and experiential marketing - SETO owns or partners across each of these verticals.

The performance of a brand is intrinsically linked to the effectiveness of the verticals that support and drive its sales.

By owning a stake in the distillery, or having supply contracts, SETO secures supply which enhances brand value. Having a proprietary technology platform powers digital marketing, drives consumer engagement, and delivers valuable consumer data for our brands, while our ownership in a sales and promotions company gives us direct control over market execution. Additionally, SETO manages its own experiential marketing, allowing it to position its brands to meet modern consumers where they are. This integrated model accelerates brand growth, reduces costs, improves operational control, and creates multiple revenue streams for the Company, all of which contribute to SETO’s competitive advantage and long-term scalability.

31

SETO’s structure will be aligned to vertically integrate its sales and marketing operations with the goal of driving case sales, enhancing brand equity, and maximizing exit value. This integrated model gives SETO a strategic advantage over much of its competition by shifting from a passive brand owner to an active, closed-loop brand accelerator. SETO is not reinventing the sales chain, but it is reimagining how it’s done in the Spirits Industry.

The Company’s structure is built around ownership in its two flagship brands, Shinju Japanese Whisky and N-Finite Tequila. Our business model is designed to support these and future brands by delivering full lifecycle services - from brand creation and production to marketing, sales, and strategic exits.

Shinju Japanese Whisky is the first and only Black-owned Japanese whisky brand and a cornerstone of SETO Holdings’ premium spirits portfolio. In 2024, Shinju secured a strategic investment from Pronghorn, a Diageo-backed venture, which acquired a 22% equity stake and committed to additional capital support as growth milestones are achieved. Currently distributed in 18 U.S. states and 4 European countries, Shinju is also available direct-to-consumer across 42 states via platforms such as BevStack and ReserveBar. The brand signed a national distribution deal with Republic National Distributing Company in 2023 and has achieved national approval with Total Wine while actively expanding into Costco locations. With a focused sales strategy targeting nine key U.S. markets and a growth plan to reach 20,000 annual cases within 3 - 5 years, Shinju is positioned ahead of the curve in the fast-growing Japanese whisky category. Given the niche nature of the category, Shinju’s path to scale requires fewer cases than traditional spirits brands, creating a compelling opportunity for a high-multiple strategic exit, potentially exceeding $100 million in valuation.

Given the shortage of Japanese Whisky following the discontinuation of many labels such as Hibiki 12, Hibiki 17, Hakushu 12, Nikka 12 and Taketsuru Pure Malt 17, 21 and 25, the Company believes that there is an opportunity in this space in the future if the Company can obtain funding, firstly to invest in its marketing components, as well as increase its product offering with the potential addition of other aged versions of Japanese Whisky.

The global Japanese Whisky market is projected to grow at a compound annual growth rate of 9.4% over the next five years, which the Directors believe presents a good opportunity for its Shinju Whisky.

N-Finite Tequila is SETO Holdings’ premium tequila brand, positioned at the forefront of one of the fastest-growing segments in the global spirits industry. SETO has an LOI in place with N-Finite to acquire an equity stake in the brand, along with a contract to be its sole supplier of tequila.

32

SETO targeted N-Finite as a strategic acquisition target, recognizing both the substantial growth potential within the tequila category and the remarkable market traction the brand achieved in just a few years - despite minimal marketing and support. Within our integrated platform, N-Finite is positioned to scale rapidly and capture significant market share.

N-Finite is a premium tequila that is 100% vegan, no added sugars, no additives, and no hangovers. The Brand is currently in Total Wine & More, Applebee’s, TGI Fridays, 48 pool halls, and 200 liquor stores across eleven states. N-Finite has just been added to Carnival Cruise Lines and currently has a $621k purchase order from Carnival. Carnival projects they will double that order in 2026.

N-Finite is currently launching a line of tequila-based RTDs (Ready-to-Drink) as well as an innovative new product called Spiked!, which is a tequila-infused coffee creamer.

With N-Finite, SETO will leverage the momentum built and created by its Shinju Japanese Whisky brand to build a portfolio that aligns with consumer demand and premium trends, positioning N-Finite for significant growth and long-term value creation.

Tequila is one of the fastest growing spirits in the world, yet still only makes up 3% of sales in the world liquor market. Americans consume on average 185,000 margaritas every hour, according to the South Florida Reporter, and, globally, tequila is forecasted to grow at a compound annual growth rate of 9.5% from 2024 to 2030, with expected expansion from $10.53 billion to $19.73 billion. SETO believes the growth in the tequila market will continue in the long-term and hopes to capitalize on that growth with N-Finite Tequila.

SETO’s core strategy is to scale its brands to case sale volumes that position them as attractive buyout targets. In the spirits industry, the only reliable path to that level of growth is through effective sales and marketing. However, most brands follow the same outdated playbook - overspending on third-party agencies for promotions and marketing, or passively relying on distributors to drive sales, a strategy that consistently underdelivers.

Sales and marketing aren’t just a support function for spirits brands - they are the growth engine. Without them, even the best liquid in a bottle won't get the reach, reputation, or return needed to scale or attract acquisition interest.

SETO is being structured so that growth engine is vertically-integrated within the Company giving it powerful strategic advantages that directly drive brand growth, case sales, and long-term valuation. Not only does it build that brand growth, but by way of owning portions of the sales chain, it also creates multiple revenue streams for the Company.

By owning critical pieces of the sales and marketing engine, SETO transforms from a product-centric business to a multi-entity growth platform. This structure not only fuels brand success, but creates multiple monetizable assets, layered revenue streams, and a much more valuable, and flexible, enterprise overall.

33

SETO’s model is built around full alignment across five key vertical components—each of which directly fuels the ability to push case sales and build brand momentum:

1. Promotions Company – Control at the Front Lines

SETO has the opportunity to buy ownership into a well-known spirits promotions company, The Nassau Agency.This would give the Company direct control over on-the-ground brand activation. This enables SETO to:

•	Place our own trained teams in retail and on-premise accounts
•	Execute tastings and events that educate consumers about our brands
•	Drive purchase intent and repeat sales through authentic engagement
○ This direct connection to the consumer enhances brand awareness, loyalty, and most importantly - sales velocity, the key driver of valuation.
•	Allows us to save on costs as we’re not paying a third-party for promotions
•	Becomes an additional profit center for the Company as non-SETO brands will be paying us for our promotional services

2. Marketing – In-house Brand Marketing

SETO has an LOI in place to acquire an equity stake in the brand marketing agency, WHTWRKS. WHTWRKS is a marketing agency that builds brand campaigns that accelerate market growth, strengthen customer loyalty, and drive measurable returns. WHTWRKS has worked with several Fortune 500 companies on their brand campaigns. This partnership provides multiple benefits to SETO, both strategically and financially:

Strategic Benefits

1.	Full Creative Control – Ensures brand identity, messaging, and campaigns are consistent and aligned with SETO’s growth strategy.
2.	Faster Execution – Eliminates delays from working with outside agencies; marketing initiatives can be developed and launched quickly to capitalize on market opportunities.
3.	Integrated Brand Building – Allows marketing to be developed alongside sales, distribution, and product development for more cohesive market execution.
4.	Category Expertise – WHTWRKS can specialize in spirits branding, building deeper expertise and competitive advantage over generalist agencies.
5.	Confidentiality & Focus – Reduces the risk of proprietary strategies leaking to competitors through shared external agencies.

Financial Benefits

1.	Cost Savings – Cuts recurring agency fees and keeps more marketing spend inside the corporate structure.
2.	Asset Ownership – Retains all intellectual property, creative assets, and campaign data as corporate-owned assets.
3.	Additional Revenue Stream – WHTWRKS can take on select external clients, generating revenue outside of SETO’s brand portfolio.
4.	Scalable Resource – As SETO grows its brand portfolio, WHTWRKS’ fixed cost base can serve multiple brands without proportionally increasing expenses, improving operating margins.

34

3. Technology – Real-Time Attribution and Consumer Data

SETO has an LOI in place to acquire an ownership stake in MXXR, a mobile platform specifically designed for the alcohol industry that combines e-commerce, brand promotions, and social networking in one space. In a space where traditional advertising lacks attribution, MXXR delivers:

•	Verified purchase data
•	Real-time consumer behavior insights
•	Direct re-marketing opportunities
○ By connecting marketing spend to actual in-bar/in-store purchases, MXXR empowers our brands to optimize campaigns, improve ROI, and build direct relationships with our consumers.
•	An ability to create multiple additional revenue streams through transaction fees, subscriptions, advertising, and data licensing

3. Experiential Marketing – Turning Brands into Lifestyle Assets

Today’s consumers want more than a product - they want an experience. SETO is tapping into this shift by leveraging:

•	Partnerships with the Downtown Revitalization Unit (DRU) in Nassau, Bahamas which would allow us to create a pop-up marketing experience at the port where all the cruise ship passengers disembark
•	Strategic access to airport retail and minority vendor programs through major concession operators
•	Direct re-marketing opportunities
○ These opportunities allow us to embed our brands into high-traffic, culturally immersive environments, driving discovery, premium perception, and loyalty - translating to repeat purchases and brand advocacy.
•	These marketing pop-ups not only build brand awareness, but they also drive revenue for the Company through direct sales

4. Distillery Ownership – Securing Supply, Signaling Value

SETO has the opportunity to acquire equity in the distilleries producing its core brands. While most competitors white-label their products with no control over production or supply, distillery ownership:

•	Ensures long-term supply continuity
•	Reduces production risk
•	Demonstrates strategic asset backing to acquirers
○ Even a minority stake signals to potential buyers that the brand is in control of its future, making it a more attractive acquisition target.
•	Ownership provides an additional revenue stream for SETO

By owning key parts of the sales chain - such as a promotions company, a mobile-based consumer engagement platform, and a distillery - it unlocks multiple layers of revenue generation, ownership value, and strategic flexibility that go far beyond just growing a brand:

35

1. Internal Revenue Capture

•	Instead of outsourcing to third parties, the brand company pays its own subsidiaries for promotions, marketing services, tech engagement, or production—keeping dollars in-house.
•	Each component becomes a profit center instead of a cost center.

2. Stacked Ownership Value

•	Each part of the chain - promotions, marketing, tech, distillery - is a standalone asset with its own P&L and potential for independent growth or exit.
•	As these units grow (often fueled by the success of the brand), they can attract outside capital, partnerships, or become separate buyout targets.

3. Brand Acceleration with Built-In ROI

•	Every dollar spent to grow our brands also helps grow our owned infrastructure.
•	This creates a flywheel effect: the more the brand scales, the more revenue flows to owned subsidiaries, and the more valuable each unit becomes.

4. Greater Strategic Control & Speed

•	Owning the sales chain enables faster execution, greater coordination, and stronger brand alignment across channels.
•	Reduces dependence on third parties who may lack brand loyalty or urgency.

5. Increased Appeal to Acquirers

•	A brand backed by a vertically integrated infrastructure is often more attractive to acquirers:irect re-marketing opportunities
	○	Lower operational risk (supply chain and marketing already in place)
	○	Access to proprietary tools (e.g., consumer data platform)
	○	Optionality to acquire the brand, the infrastructure, or both

SETO’s integrated model is designed to drive case sales, which in turn builds brand value. By owning critical elements of the sales chain - from consumer activation to analytics and supply - SETO can scale its portfolio brands faster and more efficiently than most traditional spirits companies, while spending less money. As these brands mature and increase their market share, they become attractive targets for acquisition by larger beverage groups seeking growth in premium categories.

36

Seasonality

The spirits industry is subject to significant seasonality, with sales typically peaking during certain times of the year. It is a reality that our company must plan for and to take advantage of. The most notable period of increased sales is the fourth calendar quarter, particularly around the holiday season, when consumer demand for premium spirits surges due to gift-giving, celebrations and social gatherings. This time of year often accounts for a disproportionate share of annual sales, making it crucial for us to strategically plan our inventory and marketing efforts.

Additionally, the summer months also see an uptick in sales, which is driven by warm-weather events and outdoor gatherings, particularly for categories like tequila and vodka that are popular in cocktails. Conversely, the early months, January and February, often experience a slowdown in sales as consumer spending decreases post-holidays. Understanding and anticipating these seasonal fluctuations is vital for our company to manage production, inventory and marketing strategies effectively within the industry.

Raw Materials

The raw materials that go into creating different types of spirits can vary depending on the spirit, but items like bottles, caps, and labels are consistent in the make-up of the products.

For our Shinju Japanese Whisky, we have sourced bottles and labels from multiple countries including France, China and Mexico. The caps are produced in Japan. The whisky is produced in Japan, with the main water source, the key ingredient in the brand, originating from Mt. Fuji. Our goal, and future intention, is to source all the raw whisky-related materials from Japan. We believe this will be important from quality and logistical standpoints.

For our Tequila, all of the raw materials come from within Mexico. Some of this circumstance has to do with the rules and regulations that govern the production of tequila, as well as price and logistical advantages. The agave used to produce the tequila comes from within the designated jurisdictions of Mexico. Agave prices can be volatile and fluctuate significantly with supply and demand forces.

For Champagne and sparkling wine, all raw materials are sourced exclusively from within France. The cost of grapes, a critical component, can be highly volatile due to weather conditions, which significantly influence the success of the harvest.

The consistent components of our products—bottles, caps, and labels—experience price fluctuations, but these are generally less susceptible to market volatility. While inflationary pressures have led to some price increases, these changes have followed a steady upward trend rather than exhibiting significant volatility.

37

Intellectual Property

As we aim to create unique and distinctive products within the alcoholic beverage industry, our company recognizes the need to protect its Intellectual Property to maintain its advantage in what is undoubtedly a very competitive market. The Group's Intellectual Property portfolio comprises a number of trademarks which are registered in various jurisdictions worldwide in the names of the Company's subsidiaries, including in the Group's main areas of trade. The Directors regard the Company's intellectual property portfolio as comprehensive, considering the key markets where it intends to operate. Our intellectual property is listed in the table below.

sti signature spirits group, llc
Country	Title	Application No.	Application Date	Registration No.	Registration Date	Case Status	Local Classes	Owner(s)
Canada	Copa Imperial	2005429	Jan 9, 2020			Application filed	33	STI Signature Spirits Group, LLC
China	Copa Imperial	38124251	May 13, 2019	38124251	Feb 2, 2020	Registered	33	STI Signature Spirits Group, LLC
Hong Kong	Copa Imperial	304903515	April 25, 2019	304903515	Oct 25, 2019	Registered	33	STI Signature Spirits Group, LLC
Singapore	Copa Imperial	40201909176T	April 26, 2019	40201909176T	April 26, 2019	Registered	33	STI Signature Spirits Group, LLC
USA	Comte de Mazeray	87204505	Oct 15, 2016	5209078	Mar 7, 2017	Registered	33	STI Signature Spirits Group, LLC and Mazeray Corporation
USA	Côté Or	87204510	Oct 15, 2016	5259523	May 23, 2017	Registered	33	STI Signature Spirits Group, LLC and Mazeray Corporation
USA	Copa Imperial	85757405	Oct 18, 2012	4902175	Feb 4, 2014	Registered	33	STI Signature Spirits Group, LLC

shinju spirits, inc.
Country	Title	Application No.	Application Date	Registration No.	Registration Date	Case Status	Local Classes	Owner
Canada	Shinju	2005426	Jan 1, 2020			Application filed	33	Shinju Spirits, Inc.
China	Shinju	38124252	May 13, 2019	38124252	Mar 28, 2020	Registered	33	Shinju Spirits, Inc.
European Union	Shinju	018053313	April 17, 2019	018053313	Sept 3, 2019	Registered	33	Shinju Spirits, Inc.
Hong Kong	Shinju	304903524	April 25, 2019	304903524	April 25, 2019	Registered	33	Shinju Spirits, Inc.
Singapore	Shinju	40201909177X	April 26, 2019	40201909177X	April 26, 2019	Registered	33	Shinju Spirits, Inc.

38

shinju whisky, llc
Country	Title	Application No.	Application Date	Registration No.	Registration Date	Case Status	Local Classes	Owner
USA	Shinju	87324684	Feb 4, 2017	5342588	Nov 21, 2017	Registered	33	Shinju Whiskey, LLC

Competition

The alcoholic beverage distribution industry worldwide, and particularly in the United States, is intensely competitive and highly fragmented. The principal competitive factors in our industry include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product. With respect to individual customers, we face significant competition from various regional distributors and brick and mortar stores, who compete principally on price.

As a spirits producer, we face competition from local and international producers. Other market participants have sought to increase their sales and distribution capabilities by, for example, introducing new products to compete with our products. Our revenue and market share could suffer, if these new competing products perform well, or if competing products are offered at prices that are lower than the prices of our products.

Many of our competitors possess greater resources, financial and otherwise, than does our company. There is no assurance that we will be able to compete successfully in our industry to a level that would permit our company to earn a profit. (See “Risk Factors—Risks Related to Our Company”).

Legal Proceedings

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Properties

We do not currently own any property. Our Chief Executive Officer, Janon Costley, provides needed office space at no charge to us.

Employees

In addition to two executive officers, we currently have no full-time employees. Upon our obtaining additional funding, including through this offering, we expect that we would hire a small number of additional employees. We have used, and, in the future, expect to use, the services of certain outside consultants and advisors as needed on a consulting basis.

39

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our unaudited financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

Basis of Presentation

Effective May 27, 2025, our company acquired Shinju Spirits, Inc., a Hyattsville, Maryland-based corporation (“Shinju”), a spirits company.

Until our acquisition of Shinju, our company identified itself as a “shell company.” Effective with our acquisition of Shinju on May 27, 2025, our company ceased to be a “shell company.”

Because our company was a “shell company” for several years prior to May 27, 2025, the date we acquired Shinju, this section presents information concerning Shinju for the periods and as of the dates indicated. This information includes Shinju’s financial results, as well as narrative descriptions thereof. In addition, where appropriate, this section presents pro forma financial information, which assumes our company’s acquisition of Shinju had occurred on certain prior dates, as indicated.

Recent Change in Control

Effective May 27, 2025, a change in control of our company occurred. On such date, pursuant to a securities purchase agreement, Daming Zhang sold (A) the single outstanding share of the Special 2022 Series A Preferred Stock and (B) 9,995,000,000 shares of our common stock to a single entity, Intergen I Limited Partnership (Intergen), a Wyoming limited partnership controlled by Tres Grados LLC, of which the control persons are Janon Costley and Ryan Dolder, our officers and directors.

In connection with the change in control, (1) Naiwei Chen, Bo Fu and Xiuxiang Shou resigned as Directors of our Company, (2) Naiwei Chen resigned as CEO and President of our company, (3) Daming Zhang resigned as CFO and Secretary of our company, (4) Janon Costley was appointed President and Chief Executive Officer of our company; and (5) Ryan Dolder was appointed Chief Operating Officer, Chief Financial Officer and Treasurer of our company.

Shinju Spirits, Inc. Acquisition; Exit of “Shell Company” Status

Effective June 20, 2025, our company entered into an Agreement and Plan of Reorganization (the Intergen Agreement) with Intergen. Pursuant to the Intergen Agreement, we acquired: 60% ownership of Shinju Spirits, Inc., the owner of “Shinju,” a Japanese Whisky brand with distribution in the United States; Copa Imperial, a premium, high-end Tequila aimed at capitalizing on the superior growth of Tequila; Eight Vodka, a high-end Vodka fitting into the latest surge in popularity for premium Vodka; and other brands, Mazeray Champagne, Cote’ Or Sparkling Wine and Comte de Mazeray Cognac. We issued 75,000 shares of its Series B Voting Preferred Stock, in payment of the foregoing assets. Upon the consummation of the Intergen Agreement, our company emerged from “shell company” status. Janon Costley and Ryan Dolder, our officers and directors, are the owners of Intergen. (See “Certain Relationships and Related Transactions”).

CapCity Beverage, LLC Acquisition

In November 2025, we acquired CapCity Beverage, LLC, a U.S.-based federally licensed alcohol imported and national wholesale distributor, from Human Brands, Inc., a wholly-owned subsidiary of Rogue One, Inc., in exchange for 100,000 shares of our Series C Preferred Stock with a total stated value of $500,000 and a promissory note with a principal amount of $100,000 and due on the date that is 180 days immediately following the date on which the SEC qualifies this offering. Janon Costley and Ryan Dolder, our officers and directors, are also directors of Rouge One, Inc. (See “Certain Relationships and Related Transactions”).

40

New Business Focus

We are a spirits company with operations in the United States, select European markets and planned expansion into the Bahamas. Our company is positioned as a vertically integrated beverage company focused on the development, acquisition, and scaling of premium spirits brands across high-growth global categories. Our company differentiates itself, and creates a competitive advantage, from most of its competition in the spirits industry by creating an integrated sales model by shifting from a passive brand owner to an active, closed-loop brand accelerator.

By taking ownership in all levels of the vertical chain – brand, distillery, tech, promotions, and experiential – we can scale its brands faster, position them for a buyout quicker, while also creating additional monetizable assets and exit opportunities.

We are launching with our two flagship brands – Shinju Japanese Whisky and Copa Imperial Tequila – both positioned in premium, fast-growing segments with strong global demand.

Results of Operations

Our Company – Six Months Ended June 30, 2025 (“Interim 2025”) and 2024 (“Interim 2024”). During Interim 2025, we had revenues of $19,165 (unaudited), cost of revenue of $80,340 (unaudited) and a gross loss of $61,175 (unaudited). Our operating expenses were $256,595 (unaudited), resulting in a net loss of $317,770 (unaudited) for Interim 2025.

During Interim 2024, our company was a “shell company” and had no operations and nominal assets. For the six months ended June 30, 2024, we incurred operating expenses of $1,500 (unaudited) and reported a net loss of $1,500 (unaudited).

Shinju – Three Months Ended March 31, 2025 and 2024. During the three months ended March 31, 2025 and 2024, Shinju generated $35,425 (unaudited) and $1,409 (unaudited), respectively, in revenues, with a cost of goods sold of $56,192 (unaudited) and $3,495 (unaudited), respectively, resulting in a gross loss of $20,767 (unaudited) and $2,085 (unaudited), respectively.

During the three months ended March 31, 2025, Shinju incurred operating expenses of $103,883 (unaudited), , resulting in a net loss of $124,650 (unaudited). During the three months ended March 31, 2024, Shinju incurred operating expenses of $24,471 (unaudited), resulting in a net loss of $26,557 (unaudited).

With the completion of the Shinju acquisition in May 2025, we expect that our revenues and our operating expenses will increase from quarter to quarter for the foreseeable future, assuming we are able to increase inventory levels of Shinju Japanese Whisky and increase distribution thereof. However, we cannot predict the levels of our future revenues and operating expenses.

Our Company – Years Ended December 31, 2024 and 2023. During both years, our company was a “shell company” and had no operations and nominal assets. For the year ended December 31, 2024, we incurred operating expenses of $73,000,000 (unaudited), all of which is attributable to the issuance of 10,000,000,000 shares of our common stock to our former Chief Financial Officer as a retention bonus, resulting in a net loss of $73,000,000 (unaudited). For the year ended December 31, 2023, we incurred no operating expenses, resulting in a net loss of $-0- (unaudited).

Shinju – Years Ended December 31, 2024 and 2023. During the years ended December 31, 2024 and 2023, Shinju generated $205,693 (unaudited) and $190,767 (unaudited), respectively, in revenues, with a cost of goods sold of $141,684 (unaudited) and $141,708 (unaudited), respectively, resulting in a gross profit of $64,009 (unaudited) and $49,059 (unaudited), respectively.

41

During the year ended December 31, 2024, Shinju incurred operating expenses of $354,984 (unaudited), and incurred other expense of $154 (unaudited), resulting in a net loss of $291,129 (unaudited). During the year ended December 31, 2023, Shinju incurred operating expenses of $525,677 (unaudited), and incurred other expense of $41,045 (unaudited), resulting in a net loss of $517,664 (unaudited).

Year Ended December 31, 2024, Pro Forma. On a combined basis during the year ended December 31, 2024, our company and Shinju generated $205,693 (unaudited) in revenues and experienced a net loss of $73,291,129 (unaudited), due to our company’s net loss of $73,000,000 and Shinju’s net loss of $291,129 (unaudited).

Plan of Operation

We believe that the proceeds of this offering will satisfy our cash requirements for at least the next twelve months.

The Company is a spirits company with operations in the United States, select European markets and planned expansion into the Bahamas. The Company is positioned as a vertically integrated beverage company focused on the development, acquisition, and scaling of premium spirits brands across high-growth global categories. The Company differentiates itself, and creates a competitive advantage, from most of its competition in the spirits industry by creating an integrated sales model by shifting from a passive brand owner to an active, closed-loop brand accelerator.

By taking ownership in all levels of the vertical chain – brand, distillery, tech, promotions, and experiential – the Company can scale its brands faster, position them for a buyout quicker, while also creating additional monetizable assets and exit opportunities.

The Company is launching with its two flagship brands – Shinju Japanese Whisky and N-Finite Tequila – both positioned in premium, fast-growing segments with strong global demand.

Financial Condition, Liquidity and Capital Resources

Our Company – June 30, 2025. At June 30, 2025, our company possessed $73,964 (unaudited) in cash and had working capital of $248,530 (unaudited) compared to no cash and a working capital deficit of $2,000 (unaudited) at December 31, 2024. The changes in our working capital position are the result of our May 2025 acquisition of Shinju.

With Shinju having become our 60%-owned subsidiary, our company’s current cash position of approximately $75,000 is adequate for our company to maintain its present level of operations through the remainder 2025. However, we must obtain additional capital from third parties, including in this offering, to implement our full business plans. There is no assurance that we will be successful in obtaining such additional capital, including through this offering.

Shinju – December 31, 2024. At December 31, 2024, Shinju had $287,793 (unaudited) in cash and working capital of $523,198 (unaudited), compared to $1,959 (unaudited) in cash and working capital of $23,794 (unaudited) at December 31, 2023. This improvement in Shinju’s working capital position from December 31, 2023, to December 31, 2024, is due to a $750,000 investment from Pronghorn, a Diageo-backed venture, which acquired a 22% equity stake in Shinju and committed to additional capital support as growth milestones are achieved. Shinju’s achieving such growth milestones is dependent upon our obtaining additional capital, including through this offering, of which there is no assurance.

42

December 31, 2024, Pro Forma. On a combined basis, our company and Shinju had cash of $287,793 (unaudited) and working capital of $521,198 (unaudited) at December 31, 2024.

Placement Agent Agreement. We have entered into a Placement Agent and Advisory Services Agreement (the “Placement Agent Agreement”) with MD Global Partners, LLC (“MDG”), a FINRA-registered broker-dealer. MDG is to be paid a cash fee equal to 8% of capital received by our company from sources attributable to MDG; provided, however, that MDG will receive no compensation for any proceeds from sales of Company Offered Shares in this offering. MGC is under no obligation, and does not intend, to purchase Company Offered Shares for its own account or on behalf of any other person.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

To date, we have not entered into any significant long-term obligations that require us to make monthly cash payments.

Capital Expenditures

Without proceeds from this offering, we do not expect to make capital expenditures during the next twelve months.

43

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth certain information concerning our company’s executive management.

Name	Age	Position(s)
Janon Costley	52	President, Chief Executive Officer and Director
Ryan Dolder	48	Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer and Director

Our directors serve until a successor is elected and qualified. Our officers are elected by the Board of Directors to a term of one (1) year and serve until their successor(s) is duly elected and qualified, or until they are removed from office. No family relationship exists between our officers and directors

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

Janon Costley, President, Chief Executive Officer, and Director. In August 2019, Mr. Costley co-founded Shinju Spirits, Inc., and has served as its CEO since such time. From February 2019 to February 2025, Mr. Costley served as COO of Rogue Baron, Plc, , a publicly-traded England and Wales corporation based in London, England (Aquis Stock Exchange), that was, until March, 2025, engaged in the spirits industry having owned 60% of Shinju Spirits, Inc., our company’s 60% owned subsidiary, as well as other spirits assets, all of which are now owned by our company. In 2014, Mr. Costley co-founded Human Brands International, Inc., a spirits company that was acquired by Rogue Baron, Plc in February 2020.

Ryan Dolder, Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer and Director. In August 2019, Mr. Dolder co-founded Shinju Spirits, Inc., and has served as its CFO since such time. From February 2019 to February 2025, Mr. Dolder served as Chief Executive Officer and a Director of Rogue Baron, Plc., a publicly-traded England and Wales corporation based in London, England (Aquis Stock Exchange), that was, until March, 2025, engaged in the spirits industry having owned 60% of Shinju Spirits, Inc., our company’s 60% owned subsidiary, as well as other spirits assets, all of which are now owned by our company. (See “Certain Relationships and Related Transactions”). In 2014, Mr. Dolder co-founded Human Brands International, Inc., a spirits company that was acquired by Rogue Baron, Plc in in February 2020. Mr. Dolder had previously worked for Randy Gerber’s Midnight Oil Group and helped to open the Whisky Sky bar in Chicago. Mr. Dolder later worked for the Bortz Entertainment Group where he ran two bar/nightclubs in Chicago. Since October 2020, Mr. Dolder has served as a director and Chief Financial Officer of Rogue One, Inc., a consumer products company focused on the alcoholic beverage sector. In 2008 Mr. Dolder took a break from the beverage industry and worked for Citigroup in the Eurodollar options pit at the Chicago Mercantile Exchange. Mr. Dolder’s subsequently returned to the beverage industry to develop new beverage brands with his business partners in Asia. This partnership resulted in the formation of the Human Brands enterprise.

Advisory Board

Tomoya Daimon. Tomoya Daimon has been involved in the Japan wine and spirits industry during the last decade. During that time, he has worked across sales, logistics, and buying at some of the largest beverage companies in Japan. Mr. Daimon has a deep knowledge of whisky in particular and has forged relationships with various distilleries across the country. Mr. Daimon has also led a logistics division which managed and shipped product across all Asia countries. From September 2020 to February 2025, Mr. Daimon served as a director of Rogue Baron, Plc, a London, England-based publicly-traded corporation formerly involved in the spirits industry. Currently, Mr. Daimon is a director of Biggate, Inc., a Japan-based company.

Anthony J. Bash. Tony Bash is an internationally recognized marketing expert who has successfully created brands and new products for existing companies, staffed entire organizations, and re-tooled businesses. Additionally, he has been a part of two teams that have raised more than $700 million. To begin his career, Bash started in the athletic shoe industry. After time with Nike sales, he became the founding Vice President of marketing for Avia Athletic Footwear. Next, Bash became proficient at strategy development, revenue planning, and street marketing at The Pepsi Cola Company. He held various roles over a seven-year tenure, starting as a Regional Sales Manager in Northern California, then a Product Marketing Manager, and finally as VP marketing at the corporate level. For 6 years, Bash took over the role of VP for both food and beverage at LiDestri, where he oversaw sales for the company’s existing food business and emerging beverage categories nationally and internationally.

44

In 2017, Bash created a cannabis co-packing company, which to date hadn’t existed in the burgeoning industry. This led to the founding of Gesundheit Foods, headquartered in Portland, Oregon. Currently, Gesundheit’s flagship 25,000 square-foot plant processes and packages cannabis-based edibles, beverages, topicals, supplements and processed flower products, and is the first co-packing facility to be licensed by the Oregon Liquor Control Commission’s Recreational Marijuana Program. Furthermore, Gesundheit Foods is currently developing plant operations throughout the West Coast as Form Factory Holdings, Inc., ultimately leading to the national cannabis co-packer selling for $160 million dollars. Today, Tony owns a Tequila company El Hempe Spirits and is a General Partner at The MacArthur Fund.

Anthony Lincoln. Anthony Lincoln is the President of Gate to Gate Development, a hospitality and infrastructure development firm with active projects in several transportation hubs, including Denver International Airport, Los Angeles International Airport and across national transportation corridors. Mr. Lincoln brings over two decades of executive leadership across public and private sectors, including senior roles in airport development, hospitality operations, ACDBE strategy and municipal economic development.

Conflicts of Interest

At the present time, we do not foresee any direct conflict between our sole director, his other business interests and his involvement in our company.

Corporate Governance

We do not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are conducted by our Board of Directors acting as a whole.

During the year ended December 31, 2024, our Board of Directors, did not hold a meeting, but took needed actions by unanimous written consent.

Independence of Board of Directors

Neither of our directors is independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Chief Executive Officer, Janon Costley, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mr. Costley collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

As of the date of this Offering Circular, our Board of Directors has not adopted a code of ethics with respect to our directors, officers and employees.

45

EXECUTIVE COMPENSATION

In General

As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Name and Principal Position	Year Ended 12/31	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Naiwei Chen
Former President and	2024	–	–	–	–	–	–	–	–
Chief Executive Officer	2023	–	–	–	–	–	–	–	–
Daming Zhang
Former Chief Financial	2024	–	–	–	–	–	–	–	–
Officer and Secretary	2023	–	–	–	–	–	–	–	–
Janon Costley(1) President and Chief	2024	–	–	–	–	–	–	–	–
Executive Officer	2023	–	–	–	–	–	–	–	–
Ryan Dolder(1)
Chief Operating Officer,	2024	–	–	–	–	–	–	–	–
Chief Financial Officer,	2023	–	–	–	–	–	–	–	–
Secretary and Treasurer

(1) This person did not become an officer of our company until May 27, 2025.

46

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Janon Costley	–	–	–	–	n/a	–	n/a	–	–
Ryan Dolder	–	–	–	–	n/a	–	n/a	–	–

Employment Agreements

Janon Costley. In July 2025, we entered into an employment agreement with Janon Costley, our Chief Executive Officer, with an initial term through December 31, 2028, with one-year renewals, unless terminated. Mr. Costley shall receive an annual base salary of $240,000, a $25,000 signing bonus payable in January 2026 and, if awarded by our Board of Directors, Mr. Costley shall be eligible to earn an annual cash bonus award based on the achievement level of performance on objectives adopted by our Board of Directors.

Ryan Dolder. In July 2025, we entered into an employment agreement with Ryan Dolder, our Chief Operating Officer and Chief Financial Officer, with an initial term through December 31, 2028, with one-year renewals, unless terminated. Mr. Dolder shall receive an annual base salary of $240,000, a $25,000 signing bonus payable in January 2026 and, if awarded by our Board of Directors, Mr. Dolder shall be eligible to earn an annual cash bonus award based on the achievement level of performance on objectives adopted by our Board of Directors.

47

Advisory Board Consulting Agreements

Tomoya Daimon. In October 2025, we entered into a consulting agreement (the “Daimon Agreement”) with Tomoya Daimon, pursuant which Mr. Daimon serves as a member of our Advisory Board and pursuant to which we pay Mr. Daimon $3,000 on a monthly basis. The Daimon Agreement is terminable at any time by us or Mr. Daimon, upon 30-days’ written notice. In addition to his service as an Advisory Board Member for our company, Mr. Daimon serves Shinju Spirits as Director of Production & Market Integration – Japan.

Anthony J. Bash. In November 2025, we entered into a consulting agreement (the “Bash Agreement”) with Anthony Bash, pursuant which Mr. Bash serves as a member of our Advisory Board. In addition, Mr. Bash is to provide general services to our company, including with respect to the following: consulting services with respect to Functional Beverages, Production Strategy and Operations, Investor Positioning and Capital Markets Insight, Brand Portfolio Development and Category Growth, Strategic Partnerships and Joint Ventures, M&A and Incubation Opportunities and Capital Raise Strategy, Structure, and Placement; liason and connector services connector with key industry stakeholders and operators; and participating in scheduled conference calls. The initial term of the Bash Agreement is one year, with two one-year renewal terms, unless earlier terminated. Under the Bash Agreement, we issued Mr. Bash 1,000,000 shares of our common stock and, for each successive year of service, we are required to issue $25,000 worth of our common stock to Mr. Bash.

Anthony Lincoln. In November 2025, we entered into a consulting agreement (the “Lincoln Agreement”) with Anthony Lincoln, pursuant which Mr. Lincoln serves as a member of our Advisory Board. In addition, Mr. Lincoln is to provide general services to our company, including with respect to the following: provide insights on retail innovation, duty-free and international hospitality trends; participating in executive planning, pitch presentations and investor-facing events; contributing to experiential buildouts, menu strategy and product curation; and supporting our company’s leadership in developing and scaling its travel, airport retail and concessions footprint. The initial term of the Lincoln Agreement is one year, with two one-year renewal terms, unless earlier terminated. Under the Lincoln Agreement, we issued Mr. Lincoln 1,000,000 shares of our common stock and, for each successive year of service, we are required to issue $25,000 worth of our common stock to Mr. Lincoln.

In addition and immediately upon the qualification of this offering by the SEC, Mr. Lincoln will begin to lead our company’s efforts to develop and operate transportation-focused food and beverage and retail licensing and sales programs, including, without limitation: concessions concepts (e.g., Shinju Playa Izakaya, Shinju Listening Lounge); retail and RTD distribution (e.g., Shinju, Copa Imperial, N-Finite, etc.); strategic licensing of our company’s portfolio into travel-focused hospitality and duty-free outlets; and oversight of retail partnerships, bids, and certifications (MBE/SBE/ACDBE). Mr. Lincoln’s compensation for these services will be:

Equity Compensation: On the date of qualification of this offering by the SEC, we shall issue to Mr. Lincoln $50,000 worth of restricted common stock based on the offering price herein, which shall be subject to the following vesting schedule: 25% on issuance; 25% upon Mr. Lincoln’s securing the first major airport or hospitality company-branded concession development opportunity; 25% upon launch of a company-branded concept or program in a transportation hub; and 25% on the one-year anniversary of the Lincoln Agreement.

Commission Compensation: Mr. Lincoln shall receive commissions on all net revenue directly generated from new business opportunities or contracts sourced, developed and executed under Mr. Lincoln’s direction, as follows: commissions shall be calculated and paid quarterly, based on verified contract execution or gross receipts attributed to Mr. Lincoln’s efforts; 3% commission on contract value for all retail sales and licensing deals involving company portfolio products throughout the term of the Lincoln Agreement; 3% of net development/licensing fees for experiential food and beverage concepts throughout the term of the Lincoln Agreement; and 2% of net revenue from active licensing deals secured under Mr. Lincoln’s leadership for a period of 24 months post-launch.

Performance Bonuses: Mr. Lincoln hall be eligible for additional performance-based incentives, as follows: $5,000 in bonus shares of common stock based on the offering price herein, upon Mr. Lincoln’s securing our company’s first airport retail sales opportunity (duty free/concession); $25,000 in additional bonus shares of common stock based on the offering price herein, should we recognize at least $1,500,000 in gross revenues in cumulative new business attributable to the efforts of Mr. Lincoln on or before the 18-month anniversary date of the Lincoln Agreement; and $5,000 in cash or in additional bonus shares of common stock based on the offering price herein (at the Company’s option), for each executed RFP or licensing agreement exceeding $500,000 in contract value attributable to the efforts of Mr. Lincoln.

Annual Cap: Notwithstanding the foregoing, the total annual cash commissions and bonuses shall be capped at $150,000, unless otherwise approved by our company’s Board of Directors.

48

Outstanding Equity Awards

During the years ended December 31, 2024 and 2023, our Board of Directors made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no long-term incentive plans.

Director Compensation

Our directors receive no compensation for their serving as directors of our company.

49

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Offering Circular, information regarding beneficial ownership of our common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying convertible instruments, if any, held by that person are deemed to be outstanding if the convertible instrument is exercisable within 60 days of the date hereof.

Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Number of Shares Beneficially Owned	% Beneficially Owned(2)	Effective Voting Power
Common Stock Executive Officers & Directors
Janon Costley(3)	399,414,800 (4)	78.33%	999,414,800 (5)	76.30%
Ryan Dolder	399,414,800 (4)	78.33%	999,414,800 (5)	76.30%	See Note 9 and Note 10
Officers and directors, as a group (2 persons)	388,414,800 (4)	78.33%	999,414,800 (5)	76.30%
5% or Greater Shareholder Intergen I Limited Partnership(6) Human Brands, Inc.(12)	388,414,800 (7) 10,000,000 (13)	78.33% 1.85%	999,414,800 (8) 10,000,000 (13)	76.30% *
Series B Voting Preferred Stock(9) Intergen I Limited Partnership(10)	75,000	100%	75,000	100%	See Note 9 and Note 10
Series C Preferred Stock(11) Human Brands, Inc.(12)	100,000	100%	100,000	100%

* Less than 1%.

(1)	Based on 540,486,400 shares outstanding, which includes (a) 118,471,600 issued shares, (b) 16,650,000 unissued Conversion Shares that underlie the currently convertible Subject Convertible Notes, including interest thereon, of up to $3,760 and (c) 405,364,800 unissued shares that underlie currently convertible shares of Series B Preferred Stock, before this offering.
(2)	Based on 1,380,486,400 shares outstanding, which includes (a) 328,471,600 issued shares, assuming the sale of all Company Offered Shares and the issuance of all 16,650,000 Conversion Shares, and (b) 1,035,364,800 unissued shares that underlie currently convertible shares of Series B Preferred Stock, after this offering.
(3)	By agreement, Mr. Costley, a manager of the general partner of Intergen I Limited Partnership, possesses voting and dispositive control over the shares of Series B Preferred Stock owned of record by Intergen I Limited Partnership.
(4)	17,000,000 of such shares are issued and owned of record by Intergen I Limited Partnership; 405,364,800 of such shares are not issued, but underlie the currently convertible shares of Series B Preferred Stock owned of record by Intergen I Limited Partnership.
(5)	17,000,000 of such shares are issued and owned of record by Intergen I Limited Partnership; 1,035,364,800 of such shares are not issued, but underlie the currently convertible shares of Series B Preferred Stock owned of record by Intergen I Limited Partnership.
(6)	By agreement, Janon Costley, our company’s Chief Executive Officer and a manager of the general partner of Intergen I Limited Partnership, possesses voting and dispositive control over the shares of Series B Preferred Stock owned of record by Intergen I Limited Partnership.

50

(7)	17,000,000 of such shares are issued; 405,364,800 of such shares are not issued, but underlie the currently convertible shares of Series B Preferred Stock.
(8)	17,000,000 of such shares are issued; 1,035,364,800 of such shares are not issued, but underlie the currently convertible shares of Series B Preferred Stock.
(9)	The holders of the Series B Preferred Stock, as a class, have voting rights in all matters requiring shareholder approval equal to 66.67% of all shares eligible to vote. Each share of Series B Preferred Stock shall be convertible at any time into a number of shares of our common stock that equals 0.001 percent (0.001%) of the number of issued and outstanding shares of our common stock outstanding on the date of conversion, such that 1,000 shares of Series F Preferred Stock would convert into one percent (1%) of the number of issued and outstanding shares of our common stock outstanding on the date of conversion.
(10)	Due to the superior voting rights of the Series B Preferred Stock, Janon Costley, a manager of the general partner of Intergen I Limited Partnership, by agreement, will be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction, in light of Intergen I Limited Partnership’s ownership of all outstanding shares of the Series B Preferred Stock.
(11)

Any time following the date that is nine (9) months from issuance, the Series C Preferred Stock shall be convertible into shares of common stock, as follows: holders of Series C Preferred Stock may convert shares of Series C Preferred Stock held by them into shares of the common stock. The conversion price shall be $0.05 per share. The number of shares of common stock receivable upon conversion of one (1) share of Series C Preferred Stock equals the Stated Value divided by the then-Conversion Price; provided, however, that, should the closing price, as reported on OTCMarkets.com (or its successor), of the common stock be less than $0.05 per share, then the Conversion Price shall be adjusted such that the total number of shares of the common stock to be issued multiplied by the Adjusted Conversion Price equals the total Stated Value of the shares of Series C Preferred Stock converted.

(12)	Joe Poe is the Chief Executive Officer of Rogue One, Inc., the parent of this entity, and thereby controls the disposition and voting of our securities. The address of this entity is _________.
(13)	None of these shares is issued, but underlie shares of Series C Preferred Stock.

51

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Changes in Control

May 27, 2022. On May 27, 2022, the Custodian appointed Nairobi Anderson as the sole officer and director of our company. On May 27, 2022, the Custodian transferred the single share of Special 2022 Series A Preferred Stock to Nairobi Anderson. On November 3, 2022, the District Court of Clark County, Nevada, entered a Notice Of Entry Of Order Granting Custodian UMA, LLC’s Motion To Discharge Custodianship And Enter Final Order.

June 21, 2023. On June 21, 2023, in a private transaction, Nairobi Anderson entered into a Securities Purchase Agreement (the 2023 SPA) with Krisa Management LLC, a Texas limited liability company, to sell the Special 2022 Series A Preferred Stock. Upon closing of the 2023 SPA, Krisa Management LLC acquired the single share of Special 2022 Series A Preferred Stock. On June 21, 2023, Carey W. Cooley was appointed as our company’s sole officer and director.

June 18, 2024. On June 18, 2024, in a private transaction, Krisa Management, LLC entered into a Securities Purchase Agreement (the 2024 SPA) with Daming Zhang, to sell the Special 2022 Series A Preferred Stock. Upon closing of the 2024 SPA on June 18, 2024, Daming Zhang acquired the single share of Special 2022 Series A Preferred Stock. On June 18, 2024, Daming Zhang and Miaomiao Wang were appointed as directors of our company, Daming Zhang was appointed as our company’s CEO and Miaomiao Wang was appointed as our company’s Treasurer.

May 27, 2025. Effective May 27, 2025, a change in control of our company occurred. On such date, pursuant to a securities purchase agreement, Daming Zhang sold (A) the single outstanding share of the Special 2022 Series A Preferred Stock and (B) 9,995,000,000 shares of our common stock to a single entity, Intergen I Limited Partnership (Intergen), a Wyoming limited partnership controlled by Tres Grados LLC, of which the control persons are Janon Costley and Ryan Dolder, our officers and directors.

In connection with the change in control, (1) Naiwei Chen, Bo Fu and Xiuxiang Shou resigned as Directors of our Company, (2) Naiwei Chen resigned as CEO and President of our company, (3) Daming Zhang resigned as CFO and Secretary of our company, (4) Janon Costley was appointed President and Chief Executive Officer of our company; and (5) Ryan Dolder was appointed Chief Operating Officer, Chief Financial Officer and Treasurer of our company.

Shinju Spirits, Inc. Acquisition; Exit of “Shell Company” Status

Effective June 20, 2025, our company entered into an Agreement and Plan of Reorganization (the Intergen Agreement) with Intergen. Pursuant to the Intergen Agreement, we acquired: 60% ownership of Shinju Spirits, Inc., the owner of “Shinju,” a Japanese Whisky brand with distribution in the United States; Copa Imperial, a premium, high-end Tequila aimed at capitalizing on the superior growth of Tequila; Eight Vodka, a high-end Vodka fitting into the latest surge in popularity for premium Vodka; and other brands, Mazeray Champagne, Cote’ Or Sparkling Wine and Comte de Mazeray Cognac. We issued 75,000 shares of its Series B Voting Preferred Stock, in payment of the foregoing assets. Upon the consummation of the Intergen Agreement, our company emerged from “shell company” status. Janon Costley and Ryan Dolder, our officers and directors, are the owners of Intergen.

CapCity Beverage, LLC Acquisition

In November 2025, we acquired CapCity Beverage, LLC, a U.S.-based federally licensed alcohol imported and national wholesale distributor, from Human Brands, Inc., a wholly-owned subsidiary of Rogue One, Inc., in exchange for 100,000 shares of our Series C Preferred Stock with a total stated value of $500,000 and a promissory note with a principal amount of $100,000 and due on the date that is 180 days immediately following the date on which the SEC qualifies this offering. Janon Costley and Ryan Dolder, our officers and directors, are also directors of Rouge One, Inc.

Cancellation of Securities

In July 2025, Intergen tendered 9,965,000,000 shares of our common stock for cancellation, for no consideration.

In August 2025, Intergen tendered the single outstanding share of our Special 2022 Series A Preferred stock for cancellation, for no consideration.

52

Advisory Board Consulting Agreements

Tomoya Daimon. In October 2025, we entered into a consulting agreement (the “Daimon Agreement”) with Tomoya Daimon, pursuant which Mr. Daimon serves as a member of our Advisory Board and pursuant to which we pay Mr. Daimon $3,000 on a monthly basis. The Daimon Agreement is terminable at any time by us or Mr. Daimon, upon 30-days’ written notice. In addition to his service as an Advisory Board Member for our company, Mr. Daimon serves Shinju Spirits as Director of Production & Market Integration – Japan.

Anthony J. Bash. In November 2025, we entered into a consulting agreement (the “Bash Agreement”) with Anthony Bash, pursuant which Mr. Bash serves as a member of our Advisory Board. In addition, Mr. Bash is to provide general services to our company, including with respect to the following: consulting services with respect to Functional Beverages, Production Strategy and Operations, Investor Positioning and Capital Markets Insight, Brand Portfolio Development and Category Growth, Strategic Partnerships and Joint Ventures, M&A and Incubation Opportunities and Capital Raise Strategy, Structure, and Placement; liason and connector services connector with key industry stakeholders and operators; and participating in scheduled conference calls. The initial term of the Bash Agreement is one year, with two one-year renewal terms, unless earlier terminated. Under the Bash Agreement, we issued Mr. Bash 1,000,000 shares of our common stock and, for each successive year of service, we are required to issue $25,000 worth of our common stock to Mr. Bash.

Anthony Lincoln. In November 2025, we entered into a consulting agreement (the “Lincoln Agreement”) with Anthony Lincoln, pursuant which Mr. Lincoln serves as a member of our Advisory Board. In addition, Mr. Lincoln is to provide general services to our company, including with respect to the following: provide insights on retail innovation, duty-free and international hospitality trends; participating in executive planning, pitch presentations and investor-facing events; contributing to experiential buildouts, menu strategy and product curation; and supporting our company’s leadership in developing and scaling its travel, airport retail and concessions footprint. The initial term of the Lincoln Agreement is one year, with two one-year renewal terms, unless earlier terminated. Under the Lincoln Agreement, we issued Mr. Lincoln 1,000,000 shares of our common stock and, for each successive year of service, we are required to issue $25,000 worth of our common stock to Mr. Lincoln.

In addition and immediately upon the qualification of this offering by the SEC, Mr. Lincoln will begin to lead our company’s efforts to develop and operate transportation-focused food and beverage and retail licensing and sales programs, including, without limitation: concessions concepts (e.g., Shinju Playa Izakaya, Shinju Listening Lounge); retail and RTD distribution (e.g., Shinju, Copa Imperial, N-Finite, etc.); strategic licensing of our company’s portfolio into travel-focused hospitality and duty-free outlets; and oversight of retail partnerships, bids, and certifications (MBE/SBE/ACDBE). Mr. Lincoln’s compensation for these services will be:

Equity Compensation: On the date of qualification of this offering by the SEC, we shall issue to Mr. Lincoln $50,000 worth of restricted common stock based on the offering price herein, which shall be subject to the following vesting schedule: 25% on issuance; 25% upon Mr. Lincoln’s securing the first major airport or hospitality company-branded concession development opportunity; 25% upon launch of a company-branded concept or program in a transportation hub; and 25% on the one-year anniversary of the Lincoln Agreement.

Commission Compensation: Mr. Lincoln shall receive commissions on all net revenue directly generated from new business opportunities or contracts sourced, developed and executed under Mr. Lincoln’s direction, as follows: commissions shall be calculated and paid quarterly, based on verified contract execution or gross receipts attributed to Mr. Lincoln’s efforts; 3% commission on contract value for all retail sales and licensing deals involving company portfolio products throughout the term of the Lincoln Agreement; 3% of net development/licensing fees for experiential food and beverage concepts throughout the term of the Lincoln Agreement; and 2% of net revenue from active licensing deals secured under Mr. Lincoln’s leadership for a period of 24 months post-launch.

Performance Bonuses: Mr. Lincoln hall be eligible for additional performance-based incentives, as follows: $5,000 in bonus shares of common stock based on the offering price herein, upon Mr. Lincoln’s securing our company’s first airport retail sales opportunity (duty free/concession); $25,000 in additional bonus shares of common stock based on the offering price herein, should we recognize at least $1,500,000 in gross revenues in cumulative new business attributable to the efforts of Mr. Lincoln on or before the 18-month anniversary date of the Lincoln Agreement; and $5,000 in cash or in additional bonus shares of common stock based on the offering price herein (at the Company’s option), for each executed RFP or licensing agreement exceeding $500,000 in contract value attributable to the efforts of Mr. Lincoln.

Annual Cap: Notwithstanding the foregoing, the total annual cash commissions and bonuses shall be capped at $150,000, unless otherwise approved by our company’s Board of Directors.

53

Employment Agreements

Janon Costley. In July 2025, we entered into an employment agreement with Janon Costley, our Chief Executive Officer, with an initial term through December 31, 2028, with one-year renewals, unless terminated. Mr. Costley shall receive an annual base salary of $240,000, a $25,000 signing bonus payable in January 2026 and, if awarded by our Board of Directors, Mr. Costley shall be eligible to earn an annual cash bonus award based on the achievement level of performance on objectives adopted by our Board of Directors.

Ryan Dolder. In July 2025, we entered into an employment agreement with Ryan Dolder, our Chief Operating Officer and Chief Financial Officer, with an initial term through December 31, 2028, with one-year renewals, unless terminated. Mr. Dolder shall receive an annual base salary of $240,000, a $25,000 signing bonus payable in January 2026 and, if awarded by our Board of Directors, Mr. Dolder shall be eligible to earn an annual cash bonus award based on the achievement level of performance on objectives adopted by our Board of Directors.

Voting Agreement

In June 2025, our directors, Janon Costley and Ryan Dolder, entered into a voting agreement with respect to all 75,000 shares of Series B Preferred Stock owned by our controlling shareholder, Intergen I Limited Partnership (“Intergen”). As the owners of Intergen, Messrs. Costley and Dolder agreed that Mr. Costley shall possess voting and dispositive control over the shares of Series B Preferred Stock owned by Intergen. This agreement provides Mr. Costley with control of our company.

54

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares, the Company Offered Shares and the Selling Shareholder Offered Shares, offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC.

Newlan Law Firm, PLLC is the beneficial holder of a Subject Convertible Note in the total principal amount of $4,515. We issued such Subject Convertible Note to Newlan Law Firm, PLLC, one of the Selling Shareholders, in repayment of certain costs advanced on behalf of our company by Newlan Law Firm, PLLC.

After the qualification of this offering by the SEC, the Subject Convertible Note held by Newlan Law Firm, PLLC will, by its terms, be convertible into the Conversion Shares at a per share conversion price of $0.0035. Following any such issuances, we intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Conversion Shares (which are Selling Shareholder Offered Shares) issued in payment of the Subject Convertible Note held by Newlan Law Firm, PLLC will be disclosed.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

55

Shinju Spirits, Inc.

Unaudited Financial Statements For the Years Ended December 31, 2024 and 2023

Unaudited Pro Forma Financial Statements

Unaudited Pro Forma Balance Sheet at December 31, 2024	F-29
Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2024	F-30
Notes to Unaudited Pro Form Financial Statements	F-31

CapCity Beverage, LLC

Unaudited Financial Statements For the Years Ended December 31, 2024 and 2023

F-1

SETO HOLDINGS, INC.

BALANCE SHEETS

(unaudited)

	June 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash and Cash Equivalents	$73,964	$0
Receivables	215,135	0
Total Current Assets	289,099	0
Non-Current Assets
Investment in Subsidiary	3,500,000	0
Total Non-Current Assets	3,500,000	0
Total Assets	$3,789,099	$0
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts Payable	$29,827	$2,000
Note Payable	10,742	0
Total Current Liabilities	40,569	2,000
Long-term Liabilities
Note Payable	150,000	0
Loans Payable	45,573	0
Total Long-term Liabilities	195,573	0
Total Liabilities	236,142	2,000
STOCKHOLDERS’ DEFICIT
Special 2022 Series A Preferred Stock, $0.001 par value, 1 share authorized, 1 share and 1 share issued and outstanding at June 30, 2025, and December 31, 2024, respectively	1	1
Series B Voting Preferred Stock, $0.001 par value, 75,000 shares authorized, 75,000 shares and -0- shares issued and outstanding at June 30, 2025, and December 31, 2024, respectively	75	–
Common stock, $0.001 par value, 10,100,000,000 shares authorized, 10,082,221,600 shares and 82,221,600 shares issued and outstanding at June 30, 2025, and December 31, 2024, respectively	10,082,221	10,082,221
Additional paid-in capital	71,092,783	67,208,534
Accumulated deficit	(77,622,123)	(77,290,756)
Total stockholders’ equity (deficit)	3,552,957	0
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$3,789,099	$0

The accompanying notes are an integral part of these unaudited financial statements.

F-2

SETO HOLDINGS, INC.

STATEMENTS OF INCOME

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Sales	$19,165	$–	$19,165	$–
Cost of goods sold	80,340	–	80,340	–
Gross profit (loss)	(61,175)	–	(61,175)	–
Expense
Consulting expense	150,000	–	150,000	1,500
General and administrative	94,998	750	106,595	–
Total expenses	(244,998)	(750)	(256,595)	(1,500)
Net operating loss	(306,173)	(750)	(317,770)	(1,500)
Profit (loss) before taxes	(306,173)	(750)	(317,770)	(1,500)
Income tax expense	–	–	–	–
Net profit (loss)	$(306,173)	$(750)	$(317,770)	$(1,500)

Net profit (loss) per common share
Basic and Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding:
Basic and Diluted	10,082,221,600	82,221,600	10,082,221,600	82,221,600

The accompanying notes are an integral part of these unaudited financial statements.

F-3

SETO HOLDINGS, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(unaudited)

	Special 2022 Series A Preferred Stock		Series B Voting Preferred Stock		Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2023	1	$1	–	$–	82,221,600	$82,221	$4,208,534	$(4,291,256)	$(500)
Net loss	–	–	–	–	–	–	–	(750)	(750)
Balance, March 31, 2024	1	1	–	–	82,221,600	82,221	4,208,534	(4,292,006)	(1,250)
Net loss	–	–	–	–	–	–	–	(750)	(750)
Balance, June 30, 2024	1	$1	–	$–	82,221,600	$82,221	$4,208,534	$(4,292,756)	$(2,000)

Balance, December 31, 2024	1	$1	–	$–	10,082,221,600	$10,082,221	$67,208,534	$(77,290,756)	$0
Net loss	–	–	–	–	–	–	–	(11,597)	(11,597)
Balance, March 31, 2025	1	1	–	–	10,082,221,600	10,082,221	67,208,534	(77,302,353)	(11,597)
Series B Voting Preferred Stock issued in acquisition	–	–	75,000	75	–	–	3,499,925	–	3,500,000
Adjustment due to acquisition	–	–	–	–	–	–	–	(13,597)	(13,597)
Adjustment due to acquisition	–	–	–	–	–	–	384,324	–	384,324
Net loss	–	–	–	–	–	–	–	(306,173)	(306,173)
Balance, June 30, 2025	1	$1	75,000	$75	10,082,221,600	$10,082,221	$71,092,783	$(77,622,123)	$3,552,957

The accompanying notes are an integral part of these unaudited financial statements.

F-4

SETO HOLDINGS, INC.

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(unaudited)

	For the Six Months Ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(317,770)	$(1,500)
Adjustments to reconcile net loss to net cash used for operating activities:
Consulting services paid by issuance of note	150,000	–
Changes in operating assets and liabilities:	(85,934)	–
Changes from acquisition	215,135	–
Accounts receivable	27,827	1,500
Accrued expenses	–	–
Net cash used for operating activities	(10,742)	0
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used for investing activities	0	0
CASH FLOWS FROM FINANCING ACTIVITIES
Loans payable	10,742	0
Net cash provided by financing activities	10,742	0
Net increase (decrease) in cash and cash equivalents	73,964	0
Cash and cash equivalents at beginning of period	0	0
Cash and cash equivalents at end of period	$73,964	$0

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for services	$–	$–

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$–	$–
Interest paid	$–	$–

The accompanying notes are an integral part of these unaudited financial statements.

F-5

SETO HOLDINGS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

NOTE 1 - – BASIS OF PRESENTATION AND GOING CONCERN

Background

SETO Holdings, Inc., a Nevada corporation (the “Company”), was incorporated in the State of Nevada in 1985 as Epic Resources, Inc. The Company changed its name to Semicon Tools, Inc. in October 1987. The Company changed its name to SETO Holdings, Inc. in October 1998.

Custodianship

On April 27, 2022, the District Court of Clark County, Nevada, case number A22-849116-C, entered an Order Granting Application for Appointment (the “Order”) of UMA,LLC as Custodian of the Company. Pursuant to the Order, UMA, LLC (the “Custodian”) has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of the Company, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering into contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On April 27, 2022, the Custodian appointed its president, Nikki Lee, as the sole officer and director of the company.

On April 27, 2022, the Custodian designated one share of preferred stock as Special 2022 Series A Preferred Stock at par value of $0.001. The Special 2022 Series A Preferred has 60% voting rights over all classes of stock and is convertible into 61,800,000 shares of the Company’s common stock.

On April 27, 2022, the Custodian issued to itself one share of the Special 2022 Series A Preferred Stock.

Change in Control – May 27, 2022

On May 27, 2022, the Custodian appointed Nairobi Anderson as the sole officer and director of the company.

On May 27, 2022, the Custodian transferred one share of Special 2022 Series A Preferred Stock to Nairobi Anderson.

On November 3, 2022, the District Court of Clark County, Nevada entered a Notice Of Entry Of Order Granting Custodian UMA, LLC’s Motion To Discharge Custodianship And Enter Final Order.

Change in Control – June 21, 2023

On June 21, 2023, in a private transaction, Nairobi Anderson entered into a Securities Purchase Agreement (the “SPA”) with Krisa Management LLC, a Texas limited liability company, to sell the Special 2022 Series A Preferred Stock. Upon closing of the SPA on June 21, 2023, Krisa Management LLC acquired 60% voting control of the Company.

On June 21, 2023, the Board of Directors appointed Carey W. Cooley as the Company’s sole officer and director. On June 21, 2023, Nairobi Anderson resigned as an officer and director.

F-6

Change in Control – June 18, 2024

On June 18, 2024, in a private transaction, Krisa Management entered into a Securities Purchase Agreement (the “SPA”) with Daming Zhang, to sell the Special 2022 Series A Preferred Stock. Upon closing of the SPA on June 18, 2024, Daming Zhang acquired 60% voting control of the Company.

On June 18, 2024, the Board of Directors appointed Daming Zhang and Miaomiao Wang as directors. Daming Zhang was elected as the Company’s CEO and Miaomiao Wang as the Company’s Treasurer. On June 18, 2024, Carey W Cooley resigned as an officer and director.

Change in Control – May 27, 2025

Effective May 27, 2025, a change in control of the Company occurred. On such date, pursuant to a securities purchase agreement Daming Zhang sold (A) the single outstanding share of the Special 2022 Series A Preferred Stock of the Company and (B) 9,995,000,000 shares of common stock of the Company to a single entity, Intergen I Limited Partnership (“Intergen”), a Wyoming limited partnership controlled by Tres Grados LLC, of which the control persons are Janon Costley and Ryan Dolder.

In connection with the change in control, (1) Naiwei Chen, Bo Fu and Xiuxiang Shou resigned as Directors of the Company, (2) Naiwei Chen resigned as CEO and President of the Company, (3) Daming Zhang resigned as CFO and Secretary of the Company, (4) Janon Costley was appointed President and Chief Executive Officer of the Company; and (5) Ryan Dolder was appointed Chief Operating Officer, Chief Financial Officer and Treasurer of the Company.

Acquisition Transaction

Effective June 20, 2025, the Company entered into an Agreement and Plan of Reorganization (the “Intergen Agreement”) with Intergen. Pursuant to the Intergen Agreement, the Company acquired: 60% ownership of Shinju Spirits, Inc., the owner of “Shinju,” a Japanese Whisky brand with distribution in the United States; Copa Imperial, a premium, high-end Tequila aimed at capitalizing on the superior growth of Tequila; Eight Vodka, a high-end Vodka fitting into the latest surge in popularity for premium Vodka; and other brands, Mazeray Champagne, Cote’ Or Sparkling Wine and Comte de Mazeray Cognac. The Company issued 75,000 shares of its Series B Voting Preferred Stock, in payment of the foregoing assets.

In connection with this change in control, (1) Naiwei Chen, Bo Fu and Xiuxiang Shou resigned as Directors of the Company, (2) Naiwei Chen resigned as CEO and President of the Company, (3) Daming Zhang resigned as CFO and Secretary of the Company, (4) Janon Costley was appointed President and Chief Executive Officer of the Company; and (5) Ryan Dolder was appointed Chief Operating Officer, Chief Financial Officer and Treasurer of the Company.

Business Operations

The Company is a spirits company with operations in the United States, select European markets and planned expansion into the Bahamas. The Company is positioned as a vertically integrated beverage company focused on the development, acquisition, and scaling of premium spirits brands across high-growth global categories. The Company differentiates itself, and creates a competitive advantage, from most of its competition in the spirits industry by creating an integrated sales model by shifting from a passive brand owner to an active, closed-loop brand accelerator.

Basis of Presentation

The accompanying unaudited interim financial statements of SETO Holdings, Inc. (the “Company”) have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”) and should be read in conjunction with the audited financial statements and notes thereto. In the opinion of management, such statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial statements of the Company as of June 30, 2025 and 2024. These unaudited condensed financial statements should be read in conjunction with the related disclosures of the Company as of June 30, 2025, and for the period then ended included elsewhere in this filing.

F-7

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Changes in estimates and assumptions are reflected in reported results in the period in which they become known. Significant estimates made by management include but are not limited to, the valuation allowance associated with deferred tax assets. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

New Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect, and that may impact its financial statements. The Company does not believe that any other new accounting pronouncements have been issued that might have a material impact on its financial position or results of operations.

Basic and Diluted Income Per Share

The Company presents both basic and diluted earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instruments, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

At June 30, 2025, December 31, 2024, the Company had no dilutive securities outstanding.

NOTE 2 - STOCKHOLDERS’ EQUITY

Common Stock

In September 2024, the Company increased the number of authorized shares of common stock to 10,100,000,000.

In September 2024, 10,000,000,000 shares of common stock were issued to the Company’s former CFO as a retention bonus, which shares were valued at $0.0073 per share, or $73,000,000, in the aggregate.

At June 30, 2025, and December 31, 2024, the Company had 10,082,221,600 shares and 10,082,221,600 shares of common stock issued and outstanding, respectively.

Preferred Stock

Special 2022 Series A Preferred Stock. Except as provided by Nevada statutes, the holder of the Special 2022 Series A Preferred Stock shall vote together with the holders of preferred stock (including on an as converted basis), par value $0.001, and common stock, par value $0.001 per share, of the Company as a single class. The 2022 Series A Preferred Stock stockholder is entitled to 60% of all votes (including, but not limited to, common stock, and preferred stock (including on an as converted basis) entitled to vote at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. The Special 2022 Series A Preferred Stock shall not be divided into fractional shares.

F-8

At June 30, 2025, and December 31, 2024, the Company had 1 share and 1 share of Special 2022 Series A Preferred Stock issued and outstanding, respectively.

Series B Voting Preferred Stock.

Number Designated. The number of shares designated as Series B Voting Preferred Stock shall be 75,000.

Fractional Shares. The Series B Voting Preferred Stock may be issued in fractional shares.

Voting Rights. The holders of the Series B Voting Preferred Stock shall, as a class, have rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of: (a) the total number of shares of Company common stock which are issued and outstanding at the time of any election or vote by the shareholders; plus (b) the number of votes allocated to shares of preferred stock issued and outstanding of any other class that shall have voting rights.

Dividends. The holders of the Series B Voting Preferred Stock shall not be entitled to receive dividends paid on the common stock.

Liquidation. The holders of the Series B Voting Preferred Stock shall not be entitled to any liquidation preference.

Conversion Rights. The Series B Voting Preferred Stock shall be convertible into shares of the Company’s common stock, as follows: each share of Series B Voting Preferred Stock shall be convertible at any time into a number of shares of common stock that equals one-thousandth of one percent (0.001%) of the number of issued and outstanding shares of the common stock outstanding on the date of conversion, such that 1,000 shares of Series B Voting Preferred Stock would convert into one percent (1%) of the number of issued and outstanding shares of the common stock outstanding on the date of conversion. A holder of shares of Series B Voting Preferred Stock shall be required to convert all of such holder’s shares of Series B Voting Preferred Stock, should any such holder exercise his, her or its rights of conversion.

At June 30, 2025, and December 31, 2024, the Company had 75,000 share and zero shares of Series B Voting Preferred Stock issued and outstanding, respectively.

NOTE 3 –CHANGES IN CONTROL

June 2024

Effective June 18, 2024, a change in control of the Company occurred. On such date, Carey Cooley sold one (1) share, or 100% of the outstanding shares, of the 2022 Series A Preferred Stock (the “Control Shares”) of the Company to a single person, Daming Zhang.

In connection with the change in control, Carey Cooley resigned as the Sole Director, Daming Zhang and Miaomiao Wang were appointed as the new Directors. Daming Zhang was appointed President, Chief Executive Officer and Secretary of the Company; Miaomiao Wang was appointed Treasurer of the Company.

May 2025

Effective May 27, 2025, a change in control of the Company occurred. On such date, pursuant to a securities purchase agreement Daming Zhang sold (A) the single outstanding share of the Special 2022 Series A Preferred Stock of the Company and (B) 9,995,000,000 shares of common stock of the Company to a single entity, Intergen I Limited Partnership (Intergen), a Wyoming limited partnership controlled by Tres Grados LLC, of which the control persons are Janon Costley and Ryan Dolder.

In connection with the change in control, (1) Naiwei Chen, Bo Fu and Xiuxiang Shou resigned as Directors of the Company, (2) Naiwei Chen resigned as CEO and President of the Company, (3) Daming Zhang resigned as CFO and Secretary of the Company, (4) Janon Costley was appointed President and Chief Executive Officer of the Company; and (5) Ryan Dolder was appointed Chief Operating Officer, Chief Financial Officer and Treasurer of the Company.

F-9

NOTE 4 – ACQUISITION TRANSACTION

Effective June 20, 2025, the Company entered into an Agreement and Plan of Reorganization (the “Intergen Agreement”) with Intergen. Pursuant to the Intergen Agreement, the Company acquired: 60% ownership of Shinju Spirits, Inc., the owner of “Shinju,” a Japanese Whisky brand with distribution in the United States; Copa Imperial, a premium, high-end Tequila aimed at capitalizing on the superior growth of Tequila; Eight Vodka, a high-end Vodka fitting into the latest surge in popularity for premium Vodka; and other brands, Mazeray Champagne, Cote’ Or Sparkling Wine and Comte de Mazeray Cognac.

The Company issued 75,000 shares of its Series B Voting Preferred Stock, in payment of the foregoing assets.

NOTE 5 – PLACEMENT AGENT AND ADVISORY SERVICES AGREEMENT

On June 18, 2025, the Company entered into a Placement Agent and Advisory Services Agreement (the “Placement Agent Agreement”) with MD Global Partners, LLC, a FINRA-member broker-dealer (the “Placement Agent”). Under the Placement Agent Agreement, the Company paid the Placement Agent an advisory fee of $150,000 by the delivery of a $150,000 principal amount convertible promissory note, convertible at a 25% discount to the market on the date immediately preceding the date of conversion. In addition, the Company is required to pay the Placement Agent a cash fee equal to 8% of proceeds received by the Company from a financing source attributable to the Placement Agent. The Placement Agent Agreement is not a firm-commitment agreement on behalf of the Placement Agent; rather, it is a best-efforts agreement.

NOTE 6 – CONVERTIBLE PROMISSORY NOTE

On June 18, 2025, the Company issued a $150,000 principal amount convertible promissory note, convertible at a 25% discount to the market on the date immediately preceding the date of conversion, in payment of an advisory fee due to the Placement Agent under the Placement Agent Agreement. Principal and accrued interests on this note is due and payable on June 18, 2026.

NOTE 7 – SUBSEQUENT EVENTS

Cancellation of Common Stock

In July 2025, Intergen tendered 9,965,000,000 shares of Company common stock for cancellation.

Issuance of Common Stock for Cash

In August 2025, the Company sold 50,000 shares of common stock for $5,000 in cash.

Other

The Company performed an evaluation of subsequent events through the date on which these condensed financial statements were issued. There were no other material subsequent events which affected, or could affect, the amounts or disclosures in the financial statements.

F-10

SETO HOLDINGS, INC.

BALANCE SHEETS

(unaudited)

	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and Cash Equivalents	$0	$0
Receivables	0	0
Other Receivables	0	0
Prepaid Accounts	0	0
Total Current Assets	0	0
Other Assets
Other Investments	0	0
Total Other Non-Current Assets	0	0
Total Assets	$0	$0
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$2,000	$0
Total Current Liabilities	2,000	0
Long-term Liabilities	0	0
Total Liabilities	2,000	0
STOCKHOLDERS’ DEFICIT
Special 2022 Series A Preferred Stock, $0.001 par value, 1 share authorized, 1 share and 1 share issued and outstanding at December 31, 2024 and 2023, respectively	1	1
Common stock, $0.001 par value, 10,100,000,000 shares authorized, 10,082,221,600 shares and 82,221,600 shares issued and outstanding at December 31, 2024 and 2023, respectively	10,082,221	82,221
Additional paid-in capital	67,208,534	4,208,534
Accumulated deficit	(77,290,756)	(4,290,756)
Total stockholders’ deficit	(73,000,000)	0
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$0	$0

The accompanying notes are an integral part of these unaudited financial statements.

F-11

SETO HOLDINGS, INC.

STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31, 2024 AND 2023

(unaudited)

	Year Ended December 31,
	2024	2023
Revenues	$0	$0
Operating expenses		0
Retention bonus	73,000,000	0
Total operating expenses	73,000,000	0
Operating profit (loss)	(73,000,000)	0
Profit (loss) before tax expense	(73,000,000)	0
Tax expense	0	0
Net profit (loss)	$(73,000,000)	$0

Net income per common share
Basic and Diluted	$(0.01)	$(0.00)
Weighted average number of common shares outstanding
Basic and Diluted	10,082,221,600	82,221,600

The accompanying notes are an integral part of these unaudited financial statements.

F-12

SETO HOLDINGS, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2024 AND 2023

(unaudited)

	Special 2022 Series A		Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2022	1	$1	82,221,600	$82,221	$4,208,534	$(4,290,756)	$0
Net loss	–	–	–	–	–	–	0
Balance, December 31, 2023	1	1	82,221,600	82,221	4,208,534	4,290,756	0
Issuance of common stock for retention bonus	–	–	10,000,000,000	10,000,000	63,000,000	–	73,000,000
Net loss	–	–	–	–	–	(73,000,000)	(73,000,000)
Balance, December 31, 2024	1	$1	10,082,221,600	$10,082,221	$67,208,534	$(77,290,756)	$0

The accompanying notes are an integral part of these unaudited financial statements.

F-13

SETO HOLDINGS, INC.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2024 AND 2023

(unaudited)

	Year Ended December 31,
	2024	2023
Cash flows from operating activities
Net loss	$(73,000,000)	$0
Adjustments to reconcile net loss to net cash used in operating activities:
Retention bonus paid in common stock	73,000,000	0
Net cash provided by (used in) operating activities	0	0
Investing activities	0	0
Net cash provided by (used in) investing activities	0	0
Financing activities	0	0
Net cash provided by (used in) financing activities	0	0
Net increase (decrease) in cash	0	0
Cash at beginning of period	0	0
Cash at end of period	$0	$0

The accompanying notes are an integral part of these unaudited financial statements.

F-14

SETO HOLDINGS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 1 - – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The accompanying unaudited interim financial statements of SETO Holdings, Inc. (the “Company”) have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”) and should be read in conjunction with the audited financial statements and notes thereto. In the opinion of management, such statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial statements of the Company as of December 31, 2024 and 2023. These unaudited condensed financial statements should be read in conjunction with the related disclosures of the Company as of December 31, 2024, and for the period then ended included elsewhere in this filing.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Changes in estimates and assumptions are reflected in reported results in the period in which they become known. Significant estimates made by management include but are not limited to, the valuation allowance associated with deferred tax assets. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

New Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect, and that may impact its financial statements. The Company does not believe that any other new accounting pronouncements have been issued that might have a material impact on its financial position or results of operations.

Basic and Diluted Income Per Share

The Company presents both basic and diluted earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instruments, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

At December 31, 2024 and 2023, the Company had no dilutive securities outstanding.

F-15

NOTE 3 - STOCKHOLDERS’ EQUITY

Common Stock

In September 2024, the Company increased the number of authorized shares of common stock to 10,100,000,000.

In September 2024, 10,000,000,000 shares of common stock were issued to the Company’s CFO, Daming Zhang, as a retention bonus, which shares were valued at $0.0073 per share, or $73,000,000, in the aggregate.

At December 31, 2024 and 2023, the Company had 10,082,221,600 shares and 82,221,600 shares of common stock issued and outstanding, respectively.

Preferred Stock

Special 2022 Series A Preferred Stock. Except as provided by Nevada statutes, the holder of the Special 2022 Series A Preferred Stock shall vote together with the holders of preferred stock (including on an as converted basis), par value $0.001, and common stock, par value $0.001 per share, of the Company as a single class. The 2022 Series A Preferred Stock stockholder is entitled to 60% of all votes (including, but not limited to, common stock, and preferred stock (including on an as converted basis) entitled to vote at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. The Special 2022 Series A Preferred Stock shall not be divided into fractional shares.

At December 31, 2024 and 2023, the Company had 1 share and 1 share of Special 2022 Series A Preferred Stock issued and outstanding, respectively.

NOTE 4 - CHANGE IN CONTROL

Effective June 18, 2024, a change in control of the Company occurred. On such date, Carey Cooley sold one (1) share, or 100% of the outstanding shares, of the 2022 Series A Preferred Stock (the “Control Shares”) of the Company to a single person, Daming Zhang.

In connection with the change in control, Carey Cooley resigned as the Sole Director, Daming Zhang and Miaomiao Wang were appointed as the new Directors. Daming Zhang was appointed President, Chief Executive Officer and Secretary of the Company; Miaomiao Wang was appointed Treasurer of the Company.

NOTE 5 – SUBSEQUENT EVENTS

None.

F-16

SHINJU SPIRITS, INC.

BALANCE SHEETS

AT MARCH 31, 2025 AND 2024

(unaudited)

	March 31, 2025	March 31, 2024
ASSETS
Current Assets
Cash and Cash Equivalents	$208,173	$741,960
Receivables	0	63,305
Other Receivables	0	0
Prepaid Accounts	0	0
Total Current Assets	441,534	805,265
Other Assets
Other Investments	0	0
Total Other Non-Current Assets	0	0
Total Assets	$441,534	$805,265
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts Payable	$26,972	$57,571
Note Payable – Related Party	0	0
Total Current Liabilities	26,972	60,540
Long-term Liabilities	24,204	24,871
Total Liabilities	51,176	82,443
STOCKHOLDERS’ EQUITY
Additional Paid-in Capital	1,083,200	1,083,200
Retained Earnings (Deficit)	(692,843)	(360,377)
TOTAL STOCKHOLDERS EQUITY	390,357	722,823

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$441,534	$805,265

The accompanying notes are an integral part of these unaudited financial statements.

F-17

SHINJU SPIRITS, INC.

STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(unaudited)

	Three Months Ended 3/31/25	Three Months Ended 3/31/24
Income
Sales of Product Income	$9,330	$1,409
White Pearl 750ml	26,095
Total Sales of Product Income	35,425	1,409
Total Income	35,425	1,409
Cost of Goods Sold		–
Cost of Goods Sold	18,014	–
Bottle Supplies	30,432	–
Warehouse Rent	858	–
Total Cost of Goods Sold	49,304	–
Inventory Shrinkage	–	–
Shipping	580	12
Storage and Handling	6,308	3,483
Total Cost of Goods Sold	56,192	3,495
Gross Profit	(20,767)	(2,085)
Expenses
Accounting Fees	6,997	–
Advertising & Marketing	–	884
Advertising	12,600	826
Website Hosting	–	22
Total Advertising & Marketing	12,600	1,732
Bank Charges & Fees	724	444
Consulting Fees	62,105	525
Group Directors fees	–	9,000
Legal & Professional Services	49	–
Meals & Entertainment	1,642	618
Office Supplies & Software	25	961
Merchant Fees	773	–
Office Supplies	754	–
Quickbooks Software	630	572
Software	4,643	–
Total Office Supplies & Software	6,825	1,534
Parking Expense	107	130
Salaries and Wages	–	8,350
Taxes & Licenses	1,202	1,392
Telephone	1,046	394
Travel	10	–
Airfare	3,859	–
Gas	453	50
Hotel	3,464	–
Rental Car	2,061	–
Taxi	716	302
Tolls	24	1
Total Travel	10,586	353
Total Expenses	103,883	24,471
Net Operating Income	(124,650)	(26,557)
Other Expenses
Unrealized Gain or Loss	–	–
Exchange gain or loss	–	–
Total Other Expenses	–	–
Net Other Income	–	–
Net Income	$(124,650)	$(26,557)

The accompanying notes are an integral part of these unaudited financial statements.

F-18

SHINJU SPIRITS, INC.

Statement of Changes in Stockholders’ Equity

For the Three Months Ended March 31, 2025 and 2024

(unaudited)

	Series Seed Preferred Stock		Common Stock		Additional Paid-in	Retained Earnings (Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit)	Total

	Three Months Ended March 31, 2024
Balance, December 31, 2023	–	$–	50,000,000	$–	$333,200	$(334,600)	$(1,400)
Issuances of preferred shares for cash	11,450,381	–	–	–	750,000	–	750,000
Adjustment to reconcile prior period	–	–	–	–	780	–	780
Net loss	–	–	–	–	–	(26,557)	(26,557)
Balance, March 31, 2024	–	$–	50,000,000	–	$1,083,200	$(360,377)	$722,823

	Three Months Ended March 31, 2025
Balance, December 31, 2024	11,450,381	$–	50,000,000	$–	$1,083,200	$(584,206)	$498,994
Net loss	–	–	–	–	–	(124,650)	(124,650)
Adjustment to reconcile prior period	–	–	–	–	–	16,013	16,013
Balance, March 31, 20025	11,450,381	$–	50,000,000	$–	$1,083,200	$(692,843)	$390,357

The accompanying notes are an integral part of these unaudited financial statements.

F-19

SHINJU SPIRITS, INC.

STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(unaudited)

	Three Months Ended 3/31/25	Three Months Ended 3/31/24
OPERATING ACTIVITIES
Net Income	$(124,650)	$(25,557)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Receivable (A/R)	54,204	19,070
Capcity Loan account	–	–
Inter Co Transfer - Rogue	–	–
Inventory Asset	–	–
Loan - HBI	–	–
Tasmanian Tiger Loan	–	–
Work in Progress	–	–
Accounts Payable (A/P)	–	(2,890)
Accounts Payable (A/P) - EUR	–	(79)
Accounts Payable (A/P) - GBP	–	–
Accruals	–	–
Inter Co Transfer - Mazeray	–	–
Partner transfers	–	(323)
Share creditor	–	–
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	54,204	15,778
Net cash provided by operating activities	(70,446)	(10,779)
FINANCING ACTIVITIES
Owner's Investment: Share capital	–	1,145
Owner's Investment: Share premium	–	748,855
Retained Earnings	16,013	780
Net cash provided by financing activities	$40,744	$750,780
Net cash increase for period	$(54,433)	$740,001
Cash at beginning of period	287,794	1,959
Cash at end of period	$233,361	$741,960

F-20

SHINJU SPIRITS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

MARCH 31, 2025 AND 2024

NOTE 1 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The accompanying unaudited interim financial statements of Shinju Spirits, Inc. (the “Company”) have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”) and should be read in conjunction with the audited financial statements and notes thereto. In the opinion of management, such statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial statements of the Company as of March 31, 2025 and 2024.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Changes in estimates and assumptions are reflected in reported results in the period in which they become known. Significant estimates made by management include but are not limited to, the valuation allowance associated with deferred tax assets. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

New Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect, and that may impact its financial statements. The Company does not believe that any other new accounting pronouncements have been issued that might have a material impact on its financial position or results of operations.

Basic and Diluted Income Per Share

The Company presents both basic and diluted earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instruments, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

F-21

NOTE 3 - STOCKHOLDERS’ EQUITY

Common Stock

At March 31, 2025 and 2024, the Company had 50,000,000 shares and 50,000,000 shares of common stock issued and outstanding, respectively.

Preferred Stock

Series Seed Preferred Stock.

At December 31, 2024 and 2023, the Company had 11,450,381 shares and -0- shares of Series Seed Preferred Stock issued and outstanding, respectively.

NOTE 4 – EQUITY INVESTMENT

In March 2024, the Company issued 11,450,381 shares of its Series Seed Preferred Stock, for $750,000 in cash.

NOTE 5 – SUBSEQUENT EVENTS

In June 2025, a change in majority ownership of the Company occurred. On such date, the Company’s 60% shareholder, Intergen I Limited Partnership, sold such 60% ownership interest in the Company to SETO Holdings, Inc., a publicly-traded Nevada corporation. No change in the management of the Company occurred, in connection with such transaction

F-22

SHINJU SPIRITS, INC.

BALANCE SHEETS

AT DECEMBER 31, 2024 AND 2023

(unaudited)

	At December 31, 2024	At December 31, 2023
ASSETS
Current Assets
Cash and Cash Equivalents	$287,793	$1,959
Receivables	262,377	82,375
Other Receivables	0	0
Prepaid Accounts	0	0
Total Current Assets	550,170	84,334
Other Assets	0	0
Other Investments	0	0
Total Other Non-Current Assets	0	0
Total Assets	$550,170	$84,334
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts Payable	$26,972	$60,540
Note Payable – Related Party	0	0
Total Current Liabilities	26,972	60,540
Long-term Liabilities	24,204	25,194
Total Liabilities	51,176	85,734
STOCKHOLDERS’ EQUITY
Additional Paid-in Capital	1,083,200	333,200
Retained Earnings (Deficit)	(584,206)	(334,600)
TOTAL STOCKHOLDERS EQUITY	498,994	(1,400)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$550,170	$84,334

The accompanying notes are an integral part of these unaudited financial statements.

F-23

SHINJU SPIRITS, INC.

STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31, 2024 AND 2023

(unaudited)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Income
Sales	$2,332	$4,645
Sales of Product Income	1,409	16,380
White Pearl 750ml	201,952	169,742
Total Sales of Product Income	203,361	186,122
Total Income	205,693	190,767
Cost of Goods Sold
Cost of Goods Sold	56,221	100,897
Bottle Supplies	48,222	–
Discount	2,880	–
Warehouse Rent	10,043	–
Total Cost of Goods Sold	117,366	100,897
Inventory Shrinkage	11,780	–
Shipping	7,263	5,774
Storage and Handling	5,274	35,036
Total Cost of Goods Sold	141,684	141,708
Gross Profit	64,009	49,059
Expenses
Accounting Fees	17,732	–
Advertising & Marketing	2,822	73,394
Advertising	51,095	3,743
Website Hosting	32	580
Total Advertising & Marketing	53,950	77,717
Bank Charges & Fees	1,865	1,991
Car & Truck	142	–
Consulting - intercompany	–	28,838
Consulting Fees	192,756	200
Contractors	–	165,773
Group Directors fees	9,000	36,000
Insurance	100	–
Interest Paid	–	1,806
Job Supplies	515	548
Legal & Professional Services	649	–
Meals & Entertainment	7,971	5,713
Office Supplies & Software	3,068	4,717
Merchant Fees	256	–
Office Supplies	594	–
Quickbooks Software	2,242	562
Software	3,846	–
Total Office Supplies & Software	10,007	5,279
Other Business Expenses	–	22
Parking Expense	496	204
Salaries and Wages	39,850	186,472
Taxes & Licenses	3,967	6,484
Telephone	3,481	1,121
Travel
Airfare	4,676	6,453
Gas	1,684	154
Hotel	4,524	695
Rental Car	772	–
Taxi	709	152
Tolls	139	55
Total Travel	12,503	7,508
Total Expenses	354,984	525,677
Net Operating Income	(290,975)	(476,618)
Other Expenses
Unrealized Gain or Loss	–	–
Exchange gain or loss	154	40,845
Other Miscellaneous Expense	–	200
Total Other Expenses	154	41,045
Net Other Income	(154)	(41,045)
Net Income	$(291,129)	$(517,664)

The accompanying notes are an integral part of these unaudited financial statements.

F-24

SHINJU SPIRITS, INC.

Statement of Changes in Stockholders’ Equity

For the Years Ended December 31, 2024 and 2023

(unaudited)

	Series Seed Preferred Stock		Common Stock		Additional Paid-in	Retained Earnings (Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit)	Total

	Year Ended December 31, 2023
Balance, December 31, 2022	–	$–	50,000,000	$–	$333,200	$184,064	$516,064
Adjustment to reconcile prior period	–	–	–	–	(1,000)	–	(1,000)
Net loss	–	–	–	–	–	(517,664)	(517,664)
Balance, December 31, 2023	–	$–	50,000,000	–	$333,200	$(334,600)	$(1,400)

	Year Ended December 31, 2024
Balance, December 31, 2023	–	$–	50,000,000	$–	$333,200	$(334,600)	$(1,400)
Issuances of preferred shares for cash	11,450,381	–	–	–	750,000		750,000
Adjustment to reconcile prior period	–	–	–	–	41,523	–	41,523
Net loss	–	–	–	–	–	(291,129)	(291,129)
Balance, December 31, 2024	11,450,381	$–	50,000,000	$–	$1,083,200	$(584,206)	$498,994

The accompanying notes are an integral part of these unaudited financial statements.

F-25

SHINJU SPIRITS, INC.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2024 AND 2023

(unaudited)

	Year Ended December 31, 2024	Year Ended December 31, 2023
OPERATING ACTIVITIES
Net Income	$(291,129)	$(517,664)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Receivable (A/R)	(180,002)	59,305
Capcity Loan account	–	71,976
Inter Co Transfer - Rogue	–	(421,840)
Inventory Asset	–	122,978
Loan - HBI	–	8,058
Tasmanian Tiger Loan	–	636
Work in Progress	–	2,702
Accounts Payable (A/P)	(33,489)	20,281
Accounts Payable (A/P) - EUR	(79)	(841)
Accounts Payable (A/P) - GBP	–	(18,872)
Accruals	–	(42,700)
Inter Co Transfer - Mazeray	–	2,774
Partner transfers	(990)	25,154
Share creditor	–	(4,052)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(214,560)	(174,443)
Net cash provided by operating activities	(505,689)	(692,107)
FINANCING ACTIVITIES
Owner's Investment: Share capital	1,145	–
Owner's Investment: Share premium	748,855	333,200
Retained Earnings	41,524	358,032
Net cash provided by financing activities	$791,524	$691,232
Net cash increase for period	$285,835	$(874)
Cash at beginning of period	1,959	2,834
Cash at end of period	$287,794	$1,959

F-26

SHINJU SPIRITS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 1 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The accompanying unaudited interim financial statements of Shinju Spirits, Inc. (the “Company”) have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”) and should be read in conjunction with the audited financial statements and notes thereto. In the opinion of management, such statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial statements of the Company as of December 31, 2024 and 2023.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Changes in estimates and assumptions are reflected in reported results in the period in which they become known. Significant estimates made by management include but are not limited to, the valuation allowance associated with deferred tax assets. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

New Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect, and that may impact its financial statements. The Company does not believe that any other new accounting pronouncements have been issued that might have a material impact on its financial position or results of operations.

Basic and Diluted Income Per Share

The Company presents both basic and diluted earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instruments, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

F-27

NOTE 3 - STOCKHOLDERS’ EQUITY

Common Stock

At December 31, 2024 and 2023, the Company had 50,000,000 shares and 50,000,000 shares of common stock issued and outstanding, respectively.

Preferred Stock

Series Seed Preferred Stock.

At December 31, 2024 and 2023, the Company had 11,450,381 shares and -0- shares of Series Seed Preferred Stock issued and outstanding, respectively.

NOTE 4 – EQUITY INVESTMENT

In March 2024, the Company issued 11,450,381 shares of its Series Seed Preferred Stock, for $750,000 in cash.

NOTE 5 – SUBSEQUENT EVENTS

None.

F-28

SETO HOLDINGS, INC.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma financial statements are based on the historical financial statements of SETO Holdings, Inc. (“SETO”) and Shinju Spirits, Inc. (“SSI”) after giving effect to SETO’s acquisition of SSI (the “Acquisition”) and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial statements. The effective date of the Acquisition was December 31, 2024.

Unaudited Pro Forma Balance Sheet

The following unaudited pro forma balance sheet has been derived from the balance sheet of SETO at December 31, 2024 (unaudited), and adjusts such information to give effect to the acquisition of SSI, as if the acquisition had occurred at December 31, 2024. The unaudited pro forma balance sheet is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if the acquisition had been consummated at December 31, 2024. The unaudited pro forma balance sheet should be read in conjunction with the notes thereto and SSI’s financial statements and related notes thereto contained elsewhere herein.

	SETO	SSI	Pro Forma Adjustments	Pro Forma
Cash and cash equivalents	$–	$287,793	$–	$287,793
Total current assets	–	550,170	–	550,170
Other assets	–	–	–	–
Total assets	$–	$550,170	$–	$550,170
Liabilities	$2,000	$51,176	$–	$53,176
Preferred stock	1	–	–	1
Common stock	10,082,221	–	–	10,082,221
Additional paid-in capital	67,208,534	1,083,200	–	68,291,734
Retained earnings (deficit)	(77,290,756)	(481,068)	–	(77,771,824)
Total stockholders’ equity (deficit)	(73,000,000)	(103,138)	–	(73,103,138)
Total liabilities and stockholders’ equity (deficit)	$–	$550,170	$–	$550,170

See accompanying notes to unaudited pro forma financial statements.

F-29

Unaudited Pro Forma Statements of Operations

Year Ended December 31, 2024

The following pro forma statement of operations has been derived from the statement of operation of SETO at December 31, 2024, and adjusts such information to give effect to the acquisition of SSI, as if the acquisition had occurred at January 1, 2024. The pro forma statement of operations is presented for informational purposes only and does not purport to be indicative of the results of operations that would have resulted if the acquisition had been consummated at January 1, 2024. The pro forma statement of operations should be read in conjunction with SSI’s financial statements and related notes thereto contained elsewhere in this filing.

	SETO	SSI	Pro Forma Adjustments	Pro Forma
Revenues	$–	$205,693	$–	$205,693
Cost of goods sold	–	141,684	–	141,684
Gross profit	–	64,009	–	64,009
Operating expenses
General and administrative	73,000,000	354,984	–	73,354,984
Total expenses	(73,000,000)	(354,984)	–	(73,354,984)
Other income (expense)	–	(154)	–	(154)
Profit (loss) before taxes	(73,000,000)	(291,129)	–	(73,291,129)
Income tax expense	–	–	–	–
Net profit (loss)	$(73,000,000)	$(291,129)	$–	$(73,291,129)
Net profit (loss) per share
Basic and Diluted	$(0.01)	$(0.01)	$(0.02)	$(0.00)
Weighted average shares outstanding
Basic and Diluted	10,082,221,660	50,000,000	30,246,664,980	40,378,886,640

See accompanying notes to unaudited pro forma financial statements.

F-30

Notes to Unaudited Pro Forma Financial Statements

Note 1. Basis of Unaudited Pro Forma Presentation

The unaudited pro forma balance sheet as of December 31, 2024, and the unaudited pro forma statement of operations for the year ended December 31, 2024, are based on the historical financial statements of SETO and SSI after giving effect to SETO’s acquisition of SSI (the “Acquisition”) and the assumptions and adjustments described in the notes herein. No pro forma adjustments were required to conform SSI’s accounting policies to SETO’s accounting policies.

The unaudited pro forma balance sheet as of December 31, 2024, is presented as if the Acquisition had occurred on December 31, 2024. The unaudited pro forma statement of operations of SETO and SSI for the year ended December 31, 2024, is presented as if the Acquisition had taken place on January 1, 2024.

The unaudited pro forma financial statements are not intended to represent or be indicative of the results of operations or financial position of SETO that would have been reported had the Acquisition been completed as of the dates presented, and should not be taken as representative of the future results of operations or financial position of SETO.

Note 2. SSI Acquisition

Effective June 20, 2025, SETO entered into an Agreement and Plan of Reorganization (the “Acquisition Agreement”) with Intergen I Limited Partnership (“Intergen”). Pursuant to the Acquisition Agreement, SETO acquired: 60% ownership of SSI, the owner of “Shinju,” a Japanese Whisky brand with distribution in the United States; Copa Imperial, a premium, high-end Tequila aimed at capitalizing on the superior growth of Tequila; Eight Vodka, a high-end Vodka fitting into the latest surge in popularity for premium Vodka; and other brands, Mazeray Champagne, Cote’ Or Sparkling Wine and Comte de Mazeray Cognac. SETO has adopted the business plan of SSI as its overall corporate business plan. Pursuant to the Acquisition Agreement, SETO issued 75,000 shares of its Series B Voting Preferred Stock to Intergen, all of which shares are considered “restricted securities.”

Acquisition-related expenses, including legal and accounting fees and other external costs directly related to the acquisition, were expensed as incurred.

Note 3. Pro Forma Adjustments

With respect to the unaudited pro form balance sheet, no pro forma adjustments are included. With respect to the unaudited pro forma statements of income, pro forma adjustments were made only to weighted average shares outstanding, which adjustments were made to reflect the issuance of 75,000 shares of Series B Voting Preferred Stock pursuant to the Acquisition Agreement.

F-31

CapCity Beverages, LLC

Balance Sheets

As At September 30, 2025, and December 31, 2024

(unaudited)

	September 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash	$1,632	$619
Accounts Receivable	255,966	75,197
Other Current Assets	(9,458)	(33,478)
Total Current Assets	248,140	42,338
Total Assets	$248,140	$42,338

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable	$90,823	$59,478
Other Current Liabilities	198,913	181,884
Total Current Liabilities	289,736	241,362
Long-Term Liabilities
Notes Payable	14,225	14,225
Total Long-Term Liabilities	14,225	14,225
Total Liabilities	303,992	255,587
Equity	–	(213,249)
Total Liabilities and Equity	$248,140	$42,338

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-32

CapCity Beverages, LLC

Statement of Income

For the Nine Months Ended September 30, 2025 and 2024

(unaudited)

	Nine Months Ended September 30,
	2025	2024
Sales	$387,315	$5,402
Cost of Goods Sold	(124,419)	–
Gross Profit (Loss)	262,896	5,402
Operating Expenses
General and Administrative Expenses	105,499	4,079
Total Operating Expenses	(105,499)	(4,079)
Net Operating Income (Loss)	157,396	1,323
Other Income (Expense)
Recovered Expenses	–	2,615
Write-Off of Liabilities	–	50,316
Other Expense	–	–
Asset Write-Off	–	(47,996)
Reconciliation Discrepancies	–	(1,840)
Total Other Income (Expense)	–	6,774
Profit Before Income Tax	157,396	8,098
Provision for Income Taxes	–	–
Net Profit (Loss)	$157,396	$8,098

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-33

CapCity Beverages, LLC

Statement of Changes in Owner’s Equity

For the Nine Months Ended September 30, 2025 and 2024

(unaudited)

Owner’s Equity
Balances at January 1, 2024	$(187,636)
Net loss	(21,872)
Balance at September 30, 2024	$(209,508)

Balance at January 1, 2025	$(209,508)
Net loss	(3,741)
Balance at September 30, 2025	$(213,249)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-34

CapCity Beverages, LLC

Statements of Cash Flows

For the Nine Months Ended September 30, 2025 and 2024

(unaudited)

	Nine Months Ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$157,396	$8,098
Adjustments to reconcile net income to net cash used in operating activities:
Accounts Payable (A/P)	31,375	(47,180)
Accounts Receivable (A/R)	(180,769)	64,762
Bin Loan	–	477
Credit	8,319	(972)
HBI	–	(9,311)
Human Brands	–	6,131
Inventory Asset	(32,338)	(22,206)
Rogue	17,029	3,800
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,013	3,599

CASH FLOWS FROM OPERATING ACTIVITIES
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	–	–
NET INCREASE (DECREASE) IN CASH	1,013	3,599
CASH, BEGINNING OF PERIOD	610	9
CASH, END OF PERIOD	$1,632	$3,608

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-35

CapCity Beverages, LLC

Notes to Unaudited Financial Statements

September 30, 2025

NOTE 1 – BACKGROUND

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The accompanying unaudited interim financial statements of Shinju Spirits, Inc. (the “Company”) have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”) and should be read in conjunction with the audited financial statements and notes thereto. In the opinion of management, such statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial statements of the Company as of September 30, 2025 and 2024.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Changes in estimates and assumptions are reflected in reported results in the period in which they become known. Significant estimates made by management include but are not limited to, the valuation allowance associated with deferred tax assets. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

New Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect, and that may impact its financial statements. The Company does not believe that any other new accounting pronouncements have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 – SUBSEQUENT EVENTS

Sale to SETO Holdings, Inc.

In November 2025, the Company was sold by its parent company, Human Brands, Inc., a subsidiary of Rogue One, Inc., to SETO Holdings, Inc., a publicly-traded Nevada corporation (trading symbol: SETO).

F-36

CapCity Beverages, LLC

Balance Sheets

As At December 31, 2024 and 2023

(unaudited)

	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash	$619	$9
Accounts Receivable	75,197	64,762
Other Current Assets	(33,478)	6,513
Total Current Assets	42,338	71,283
Total Assets	$42,338	$71,283

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable	$59,478	$106,628
Other Current Liabilities	181,884	159,938
Total Current Liabilities	241,362	266,566
Long-Term Liabilities
Notes Payable	14,225	14,225
Total Long-Term Liabilities	14,225	14,225
Total Liabilities	255,587	280,791
Equity	(213,249)	(209,508)
Total Liabilities and Equity	$42,338	$71,283

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-37

CapCity Beverages, LLC

Statement of Income

For the Years Ended December 31, 2024 and 2024

(unaudited)

	Years Ended December 31,
	2024	2023
Sales	$81,565	$274,713
Cost of Goods Sold	(84,046)	245,148
Gross Profit (Loss)	(2,481)	29,565
Operating Expenses
General and Administrative Expenses	8,033	38,897
Total Operating Expenses	(8,033)	(38,897)
Net Operating Income (Loss)	(10,515)	(9,332)
Other Income (Expense)
Recovered Expenses	2,615	–
Write-Off of Liabilities	50,316	–
Other Expense	(46,156)	(12,540)
Total Other Income (Expense)	6,774	(12,540)
Loss Before Income Tax	(3,741)	(21,872)
Provision for Income Taxes	–	–
Net Profit (Loss)	$(3,741)	$(21,872)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-38

CapCity Beverages, LLC

Statement of Changes in Owner’s Equity

For the Years Ended December 31, 2024 and 2023

(unaudited)

Owner’s Equity
Balances at January 1, 2022	$(187,636)
Net loss	(21,872)
Balance at December 31, 2023	(209,508)
Net loss	(3,741)
Balance at December 31, 2024	$(213,249)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-39

CapCity Beverages, LLC

Statements of Cash Flows

For the Years Ended December 31, 2024 and 2023

(unaudited)

	Years Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(3,741)	$(21,872)
Adjustments to reconcile net income to net cash used in operating activities:
Accounts Payable (A/P)	(47,180)	(2,805)
Accounts Receivable (A/R)	(10,435)	20,004
Bin Loan	477	–
Credit	(971)	451
HBI	(9,311)	–
Human Brands	6,131	(6,531)
Inventory Asset	30,553	1,870
Rogue One	3,800	1,870
Shinju Spirits	–	(2,540)
NET CASH USED IN OPERATING ACTIVITIES	30,676	(11,422)
CASH FLOWS FROM FINANCING ACTIVITIES
Opening Balance Equity	(11,388)	11,388
Retained Earnings	42,674	–
NET CASH USED IN FINANCING ACTIVITIES	31,286	11,388
NET INCREASE (DECREASE) IN CASH	610	(34)
CASH, BEGINNING OF PERIOD	9	43
CASH, END OF PERIOD	$619	$9

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-40

CapCity Beverages, LLC

Notes to Unaudited Financial Statements

December 31, 2024

NOTE 1 – BACKGROUND

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The accompanying unaudited interim financial statements of Shinju Spirits, Inc. (the “Company”) have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”) and should be read in conjunction with the audited financial statements and notes thereto. In the opinion of management, such statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial statements of the Company as of September 30, 2025 and 2024.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Changes in estimates and assumptions are reflected in reported results in the period in which they become known. Significant estimates made by management include but are not limited to, the valuation allowance associated with deferred tax assets. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

New Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect, and that may impact its financial statements. The Company does not believe that any other new accounting pronouncements have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 – SUBSEQUENT EVENTS

Sale to SETO Holdings, Inc.

In November 2025, the Company was sold by its parent company, Human Brands, Inc., a subsidiary of Rogue One, Inc., to SETO Holdings, Inc., a publicly-traded Nevada corporation (trading symbol: SETO).

F-41